CREDIT FACILITY PROVIDING FOR A
US$180,000,000
SECURED CREDIT FACILITY

TO BE MADE AVAILABLE TO
CORK SPIRIT L.L.C.,
DONEGAL SPIRIT L.L.C.,
LIMERICK SPIRIT L.L.C.,
SHANNON SPIRIT L.L.C.
AND
GALWAY SPIRIT L.L.C.,
as Joint and Several Borrowers

BY
DEN NORSKE BANK ASA,
as Lead Arranger

DEUTSCHE BANK AG IN HAMBURG,
as Lead Arranger, Documentation Agent and Security Agent,

DVB BANK AG,
as Lead Arranger,

DVB NEDSHIPBANK AMERICA NV,
as Facility Agent,

NORDEA BANK FINLAND PLC, NEW YORK BRANCH,
as Lead Arranger,

and the Banks and Financial Institutions
identified on Schedule 1, as Lenders

as of March 10, 2003

CONTENTS

         3.1      ..................................................................................................21

SCHEDULE

1 2 3 4	The Lenders and the Initial Commitments The Borrowers and Vessels Disclosure Approved Ship Brokers

EXHIBITS

A B C D E F G H I J K L M N O P Q	Form of Note
Form of Guaranty
Form of Pledge Agreement
Form of Mortgage
Form of Charter Assignment
Form of Earnings Assignment
Form of Insurances Assignment
Form of Building Contract Assignment
Form of Refund Guarantee Assignment
Form of Assignment and Assumption Agreement
Form of Head Charter Assignment
Form of Charter Guaranty Assignment
Form of Management Contract Assignment
Form of Compliance Certificate
Form of Drawdown Notice
Form of Interest Notice
Form of Quiet Enjoyment Letter

SECURED CREDIT FACILITY

     THIS SECURED CREDIT FACILITY AGREEMENT (this "Agreement") is made as of the 10th day of March, 2003, by and among (1) CORK SPIRIT L.L.C., DONEGAL SPIRIT L.L.C., LIMERICK SPIRIT L.L.C., SHANNON SPIRIT L.L.C. and GALWAY SPIRIT L.L.C., each a limited liability company organized under the laws of the Republic of the Marshall Islands (each a "Borrower", and collectively, the "Borrowers"), as joint and several borrowers, (2) the banks and financial institutions listed on Schedule 1, as lenders (together with any bank or financial institution which becomes a Lender pursuant to Article 10, the "Lenders"), (3) DEN NORSKE BANK ASA ("DnB"), as lead arranger (in such capacity, an "Arranger"), (4) DEUTSCHE BANK AG IN HAMBURG ("Deutsche Bank"), as lead arranger (in such capacity, an "Arranger"), documentation agent (in such capacity, the "Documentation Agent") and security agent (in such capacity and any successor thereto the "Security Agent"), (5) DVB BANK AG ("DVB"), as lead arranger (in such capacity, an "Arranger"), (6) DVB NEDSHIPBANK AMERICA NV (“DVB Nedship”), as facility agent for the Lenders (in such capacity and any successor thereto, the "Facility Agent"), and (7) NORDEA BANK FINLAND PLC, New York Branch ("Nordea"), as lead arranger (in such capacity, an "Arranger" and together with each other Arranger, the "Arrangers").

WITNESSETH THAT:

     WHEREAS, the Borrowers wish to partially finance the pre-delivery installments and expenses, delivery installments and acquisition costs of three (3) 152,000 dwt Suezmax oil tankers and two (2) 112,000 dwt Aframax oil tankers currently under construction or to be constructed by Hyundai Corporation and Hyundai Heavy Industries Co. Ltd. pursuant to five separate shipbuilding contracts to which each Borrower is separately a party;

     WHEREAS, at the request of the Borrowers, the Agents have agreed to serve in capacities provided for under the terms of this Agreement and the Lenders have agreed to provide to the Borrowers a secured credit facility in the amount of up to US$180,000,000;

     NOW, THEREFORE, in consideration of the premises set forth above, the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as set forth below:

1.   DEFINITIONS

1.1   Specific Definitions. In this Agreement the words and expressions specified below shall, except where the context otherwise requires, have the meanings attributed to them below:

"Acceptable Accounting Firm"                  means  Ernst  &  Young  LLP,  or such  other  recognized  international accounting  firm as shall  be  approved  by the  Facility  Agent,  such approval not to be unreasonably withheld;

"Acquisition Price "                          means, with respect to a Vessel, that amount (expressed in thousands of Dollars) set forth opposite such Vessel's name under the column entitled "Acquisition Price" in Schedule 2;

"Advance(s)"                                  means any amount advanced to a Borrower with respect to the Facility or (as the context may require) the aggregate amount of all such
                                              Advances for the time being outstanding;

"Affiliate"                                   means  with  respect  to any  Person,  any  other  Person  directly  or indirectly  controlled  by or under  common  control  with such Person.
                                              For  the  purposes  of  this  definition,  "control"  (including,  with correlative  meanings,  the terms  "controlled  by" and  "under  common control with") as applied to any Person means the  possession  directly or  indirectly  of the power to direct  or cause the  direction  of the management  and policies of that Person  whether  through  ownership of voting securities or by contract or otherwise;

"Agents"                                      means  each of the  Facility  Agent,  the  Documentation  Agent and the
                                              Security Agent;

"Agreement"                                   means  this  agreement,  as the same  shall  be  amended,  modified  or supplemented from time to time;

"Applicable Margin"                           (i) means, with respect to any Tranche:

                                              during the Pre-Delivery Period, that rate per annum equal to 1.25%; and

                                              (ii)  during  the  Post-Delivery  Period,  subject  to any  adjustments pursuant  to  Section  6.1  hereof,  that  rate  per  annum  determined according to the Charter  Guarantor's Rating as of the relevant date in accordance with the following:

                                              Rating (S&P/Moody's)                 Applicable Margin
                                              A-/A3 or higher                      1.00% per annum
                                              BBB+/Baa1                            1.05% per annum
                                              BBB/Baa2                             1.15% per annum
                                              BBB-/Baa3                            1.25% per annum

                                              provided,  in the event that the Charter  Guarantor's Rating is BB+/Ba1
                                              (S&P/Moody's)  or lower  or no  Rating  is  available  for the  Charter
                                              Guarantor,   the   Applicable   Margin  shall  be   determined  by  the
                                              Guarantor's  Rating  as of the  relevant  date in  accordance  with the following:

                                              Rating (S&P/Moody's)                 Applicable Margin
                                              A-/A3 or higher                      1.00% per annum
                                              BBB+/Baa1                            1.05% per annum
                                              BBB/Baa2                             1.15% per annum
                                              BBB-/Baa3                            1.25% per annum
                                              BB+/Ba1                              1.25% per annum
                                              BB/Ba2                               1.35% per annum
                                              BB-/Ba3                              1.50% per annum
                                              B+/B1 or lower                       1.75% per annum

                                              provided,  further, in the event that the Charter Guarantor's Rating is
                                              BB+/Ba1 or lower or no Rating is  available  for the Charter  Guarantor and no Rating is available for the  Guarantor,  the  Applicable  Margin shall be  determined by the  Guarantor's  Total Debt to EBITDA ratio as determined  by the most recent  Compliance  Certificate  in  accordance with the following:

                                              Total Debt/EBITDA                    Applicable Margin
                                              ‹ 4.5                                1.25% per annum
                                              > 4.5 but ‹ 5.25                     1.35% per annum
                                              > 5.25 but ‹ 5.50                    1.50% per annum
                                              > 5.50                               1.75% per annum

"Applicable Rate"                             means any rate of interest  applicable to any Tranche from time to time pursuant to Section 6.1;

"Approved Shipbrokers"                        means any of the shipbrokers set out on Schedule 4;

"Arranger(s)"                                 shall have the meaning ascribed thereto in the preamble;

"Assigned Moneys"                             means sums  assigned to or received by the Security  Agent  pursuant to any Security Document;

"Assignment and Assumption Agreement(s)"      means the Assignment and Assumption  Agreement(s)  executed pursuant to
                                              Section 10 substantially in the form set out in Exhibit J;

"Assignment Notices"                          means

                                              (i)      notices   with    respect   to   the   Earnings    Assignments
                                                       substantially in the form set out in Exhibit 1 thereto;

                                              (ii)     notices with respect to the Charter Assignments  substantially in the form set out in Exhibit 1 thereto;

                                              (iii)    notices  with  respect  to the  Charter  Guaranty  Assignments substantially in the form set out in Exhibit 1 thereto;

                                              (iv)     notices   with   respect   to   the   Insurances   Assignments
                                                       substantially in the form set out in Exhibit 3 thereto;

                                              (v)      notices  with  respect to the  Building  Contract  Assignments substantially in the form set out in Exhibit 1 thereto;

                                              (vi)     notices  with  respect  to the  Refund  Guarantee  Assignments substantially in the form set out in Exhibit 1 thereto;

                                              (vii)    notices  with   respect  to  the  Head   Charter   Assignments
                                                       substantially in the form set out in Exhibit 1 thereto; and

                                              (viii)   notices with respect to the  Management  Contract  Assignments substantially in the form set out in Exhibit 1 thereto;

"Assignments"                                 means the Charter Assignments,  the Charter Guaranty  Assignments,  the
                                              Earnings  Assignments,  the  Insurances  Assignments,  the Head Charter
                                              Assignments,  the Building Contract  Assignments,  the Refund Guarantee
                                              Assignments and the Management Contract Assignments;

"Banking Day(s)"                              means  day(s) on which banks are open for the  transaction  of business in Oslo, Norway,  Amsterdam,  The Netherlands,  London, England and New
                                              York, New York;

"Borrower(s)"                                 shall have the meaning ascribed thereto in the preamble;

"Builder"                                     means,  collectively,  Hyundai Corporation and Hyundai Heavy Industries
                                              Co., Ltd., each a corporation  organized under the laws of the Republic of Korea;

"Building Contract(s)"                        means each of the following:

                                              1) that  certain  contract  for the  construction  and sale of the CORK
                                              SPIRIT dated  December 19, 2000 by and between Cork  Shipping  Inc. and the  Builder  as novated in favor of Cork  Spirit  L.L.C.  on August 9,
                                              2001;

                                              2) that certain  contract for the  construction and sale of the DONEGAL
                                              SPIRIT dated  December 19, 2000 by and between  Donegal  Shipping  Inc.
                                              and the Builder as novated in favor of Donegal Spirit L.L.C.  on August
                                              9, 2001;

                                              3) that certain  contract for the construction and sale of the LIMERICK
                                              SPIRIT dated  December 19, 2000 by and between  Limerick  Shipping Inc.
                                              and the  Builder as  novated  in favor of  Limerick  Spirit  L.L.C.  on
                                              August 9, 2001;

                                              4) that certain  contract for the  construction and sale of the SHANNON
                                              SPIRIT dated  December 19, 2000 by and between  Shannon  Shipping  Inc.
                                              and the Builder as novated in favor of Shannon Spirit L.L.C.  on August
                                              9, 2001; and

                                              5) that certain  contract for the  construction  and sale of the GALWAY
                                              SPIRIT dated January 31, 2001 by and between  Galway  Shipping Inc. and the Builder as novated in favor of Galway  Spirit  L.L.C.  on August 9,
                                              2001;

"Building Contract Assignments"               means the  assignments  in respect  of the  Building  Contracts,  to be executed  by the  relevant  Borrower  in  favor of the  Security  Agent pursuant  to  Section  4.1(b)  substantially  in the  form  set  out in
                                              Exhibit H;

"Cash and Cash Equivalents"                   means as of the date of any determination  thereof, the total amount of all cash and cash  equivalents,  as determined in accordance with GAAP, and as shown on the balance sheet of the Guarantor;

"Change of Control"                           means,  with  respect to any Person,  (a) any "person" (as such term is used in  Sections  13(d)  and 14(d) of the  Exchange  Act)  other  than
                                              Resolute  Investments  Inc.  becomes the ultimate  beneficial owner (as
                                              defined  in  Rules  13d-3  under  the   Exchange   Act),   directly  or
                                              indirectly,  of more than 50% of the total  voting power of such Person
                                              or  (b) individuals   who  at  the  beginning  of  any  period  of  two
                                              consecutive years constitute the Board of Directors  (together with any new  directors  whose  election  by the  Board  of  Directors  or whose nomination  by the Board of  Directors  for  election by such  Person's stockholders  was  approved  by a vote of at  least  two-thirds  of the members of the Board of Directors  who either were members of the Board of Directors  on the date hereof or whose  election or  nomination  for
                                              election  was   previously  so  approved)   cease  for  any  reason  to
                                              constitute  at least fifty percent (50%) of the members of the Board of
                                              Directors then in office;

"Charter Assignment(s)"                       means the  assignments  in respect of the Time  Charters to be executed by the Head  Charterer  in  favor of the  Security  Agent  pursuant  to
                                              Section 4.1(b) substantially in the form set out in Exhibit E;

"Charter Guarantor"                           means  ConocoPhillips,  a  corporation  existing  under the laws of the
                                              State of Delaware;

"Charter Guarantor                            means that certain  consent and  agreement of the Charter  Guarantor to
Consent and Agreement"                        the Charter Guaranty Assignments  substantially in the form attached as
                                              Exhibit 2 thereto;

"Charter Guaranty(ies)"                       means those  certain  guaranties  each dated as of February 14, 2002 in respect of the Time Charters  issued by the Charter  Guarantor in favor of the Head Charterer;

"Charter Guaranty Assignment(s)"              means the  assignments in respect of Charter  Guaranties to be executed by the Head  Charterer  in  favor of the  Security  Agent  pursuant  to
                                              Section 4.1(b) substantially in the form set out in Exhibit L;

"Charterer"                                   means  Emerald  Shipping  Company,  a  wholly-owned  Subsidiary  of the
                                              Charter Guarantor;

"Charterer Consent and Agreement"             means that  certain  consent  and  agreement  of the  Charterer  to the
                                              Charter  Assignment with respect to a Vessel  substantially in the form attached as Exhibit 2 thereto;

"Classification Society"                      means American Bureau of Shipping,  Bureau Veritas, Det Norske Veritas,
                                              Germanischer  Lloyd,  Lloyd's Register of Shipping or such other member
                                              of  the   International   Association   of   Classification   Societies
                                              acceptable  to the  Majority  Lenders with whom the Vessels are entered and who conducted  periodic physical surveys and/or  inspections of the
                                              Vessel;

"Code"                                        means the Internal Revenue Code of 1986, as amended,  and any successor statute and regulation promulgated thereunder;

"Collateral"                                  means all  property  or other  assets,  real or  personal,  tangible or intangible,  whether now owned or hereafter acquired in which any Agent or any  Lender  has been  granted a  security  interest  pursuant  to a
                                              Security Document;

"Commitment(s)"                               means in relation  to a Lender,  the  portion of the  Facility  set out opposite  its  name in  Schedule 1  or,  as the  case  may  be,  in any relevant  Assignment  and  Assumption  Agreement  or  amendment to this
                                              Agreement;

"Compliance Certificate"                      means a certificate  certifying the compliance by each of the Borrowers and the  Guarantor  with  all of its  covenants  contained  herein  and showing the calculations  thereof in reasonable detail delivered by the chief  financial  officer of the  Guarantor to the Facility  Agent from time  to  time  pursuant  to  Section 9.1(d)  in the  form  set  out in
                                              Exhibit N, or in such other form as the Majority Lenders may agree;

"CORK SPIRIT"                                 means the  152,000 dwt Suezmax  oil tanker  under  construction  by the
                                              Builder and designated as Hull No. 1431;

"Default Rate"                                shall have the meaning ascribed thereto in Section 6.2;

"Delivered Cost"                              means,  with respect to a Vessel,  the sum of (i) the Acquisition Price and (ii) the Pre-Delivery Construction Expenses;

"Delivery Advance"                            means the Advance to be made to a Borrower  in respect of the  delivery of a Vessel to such Borrower by the Builder under a Building Contract;

"Delivery Date"                               means the date on which a Vessel is  delivered  from the Builder to the respective Borrower;

"Deutsche Bank"                               shall have the meaning ascribed thereto in the preamble;

"DnB"                                         shall have the meaning ascribed thereto in the preamble;

"DOC"                                         means a document of  compliance  issued to an  Operator  in  accordance with rule 13 of the ISM Code;

"Documentation Agent"                         shall have the meaning attributed thereto in the preamble;

"Dollars" and the sign "$"                    means  the legal  currency,  at any  relevant  time  hereunder,  of the
                                              United  States of America and, in relation to all  payments  hereunder, in  same  day  funds  settled  through  the  New  York  Clearing  House
                                              Interbank  Payment  System  (or  such  other  Dollar  funds  as  may be determined by the Facility  Agent to be customary for the settlement in
                                              New York City of banking transactions of the type herein involved);

"DONEGAL SPIRIT"                              means the  152,000 dwt Suezmax  oil tanker  under  construction  by the
                                              Builder and designated as Builder's Hull 1432;

"Drawdown Date(s)"                            means the dates,  each being a Banking  Day,  upon which a Borrower has requested that an Advance be made available to such Borrower,  and such
                                              Advance is made, as provided in Section 3; provided,  however,  that in any event no  Drawdown  Date  shall  occur  later  than the  earlier of
                                              (i) March  31, 2004 or (ii) the  Delivery  Date for the last  delivered
                                              Vessel;

"Drawdown Notice"                             shall have the meaning ascribed thereto in Section 3.2;

"EBITDA"                                      means,  with  respect to any Person for any  period,  the  consolidated earnings before  interest,  taxes,  depreciation and  amortization,  as measured on a trailing four-quarter basis;

"Earnings Assignment(s)"                      means the  assignments  in respect of the  earnings of each Vessel from any and all  sources  to be  executed  by the  Head  Charterer  and the
                                              relevant   Borrower  in  favor  of  the  Security   Agent  pursuant  to
                                              Sections 4.1(b)  and  4.1(f)  substantially  in  the  form  set  out in
                                              Exhibit F;

"Environmental Affiliate(s)"                  means any person or entity,  the  liability of which for  Environmental
                                              Claims any Security  Party may have assumed by contract or operation of law;

"Environmental Approval(s)"                   shall have the meaning ascribed thereto in Section 2.1(n);

"Environmental Claim(s)"                      shall have the meaning ascribed thereto in Section 2.1(n);

"Environmental Law(s)"                        shall have the meaning ascribed thereto in Section 2.1(n);

"Event(s) of Default"                         means any of the events set out in Section 8.1;

"Exchange Act"                                shall mean the Securities and Exchange Act of 1934, as amended;

"Facility"                                    means the credit  facility to be made  available  by the Lenders to the
                                              Borrowers  hereunder  in  five  (5)  Tranches  with  multiple  Advances pursuant to Section 3 in the maximum aggregate  principal amount of One
                                              Hundred Eighty Million Dollars ($180,000,000);

"Facility Agent"                              shall have the meaning attributed thereto in the preamble;

"Fair Market Value"                           means,  in  respect of any  vessel,  the  average  of two  charter-free appraisals  on an "as is",  "willing  seller,  willing  buyer" basis of such vessel from an Approved  Shipbroker or such other independent ship brokers  approved by the  Majority  Lenders,  no such  appraisal  to be dated  more  than  thirty  (30)  days  prior to the date on which  such appraisal is required  pursuant to this Agreement,  provided,  however, if the  average  of such  appraisals  shall  be  unacceptable,  for any reason,  to the Majority  Lenders or the Borrowers,  the Facility Agent
                                              and  the  Borrowers  shall  each  obtain  one  additional  charter-free appraisal,  each at the  expense of the  Borrowers,  and the average of all four appraisals shall constitute the Fair Market Value;

"Fee Letter"                                  means that certain letter  agreement  dated October 7, 2002 and entered into among the Guarantor and the Arrangers;

"Final Payment Date"                          means, with respect to any Tranche,  that date occurring ten (10) years after  the  Delivery  Date with  respect  to the  Vessel to which  such
                                              Tranche  is  attributable;  provided,  however,  in any event the Final
                                              Payment Date for any Tranche shall not be later than December 15, 2013;

"GAAP"                                        shall have the meaning ascribed thereto in Section 1.3;

"GALWAY SPIRIT"                               means the  152,000 dwt Suezmax  oil tanker  under  construction  by the
                                              Builder and designated as Hull No. 1435;

"Guarantor"                                   means Teekay  Shipping  Corporation,  a corporation  existing under the laws of the Republic of the Marshall Islands;

"Guaranty"                                    means the  guaranty  to be executed  by the  Guarantor  in favor of the
                                              Lenders  pursuant to Section 4.1(c)  substantially  in the form set out as Exhibit B;

"Head Charterer"                              means Teekay Chartering Limited, a corporation  existing under the laws of the Republic of the Marshall Islands;

"Head Charterer Consent and Agreement(s)"     means that certain  consent and agreement of the Head Charterer to each of the Head Charter  Assignments  substantially  in the form set out in
                                              Exhibit 2 thereto;

"Head Charter(s)"                             means each of those five (5)  certain  timecharters  dated as of August
                                              1, 2001 in  respect  of each of the  Vessels  by and  between  the Head
                                              Charterer and the relevant Borrower;

"Head Charter Assignment(s)"                  means the  assignments  in respect of the Head Charters with respect to each Vessel from to be  executed by the  relevant  Borrower in favor of the Security  Agent  pursuant to  Section 4.1(b)  substantially  in the form set out in Exhibit K;

"Indebtedness"                                means,  with  respect  to any  Person  at  any  date  of  determination
                                              (without   duplication),   (i) all  indebtedness  of  such  Person  for
                                              borrowed  money,  (ii) all  obligations  of such  Person  evidenced  by bonds,  debentures,  notes  or  other  similar  instruments,  (iii) all obligations  of such  Person in  respect  of letters of credit or other similar instruments (including  reimbursement  obligations with respect thereto),  (iv) all  obligations of such Person to pay the deferred and unpaid purchase price of property or services,  which purchase price is due more than six months  after the date of placing  such  property  in service or taking delivery  thereof or the completion of such services, except trade payables,  (v) all  obligations on account of principal of such Person as lessee under capitalized leases,  (vi) all  indebtedness of  other  Persons  secured  by a lien on any  asset  of  such  Person, whether or not such  indebtedness  is assumed by such Person,  provided that the  amount of such  indebtedness  shall be the  lesser of (a) the fair  market  value of such  asset at such  date of  determination  and
                                              (b) the amount of such  indebtedness,  (vii) all  indebtedness of other
                                              Persons guaranteed by such Person to the extent guaranteed;  the amount of  Indebtedness  of any  Person at any date  shall be the  outstanding balance  at such date of all  unconditional  obligations  as  described
                                              above  and,  with  respect  to  contingent  obligations,   the  maximum
                                              liability  upon the  occurrence of the  contingency  giving rise to the obligation;  provided  that the amount  outstanding  at any time of any indebtedness  issued with original issue discount is the face amount of such  indebtedness  less  the  remaining  unamortized  portion  of  the
                                              original  issue  discount  of  such   indebtedness   at  such  time  as
                                              determined  in  conformity   with  GAAP;  and  provided   further  that
                                              Indebtedness  shall not include any  liability  for current or deferred federal, state, local or other taxes, or any trade payables;

"Indemnitee"                                  shall have the meaning ascribed thereto in Section 17.7;

"Initial Advance"                             means the  initial  Advance  extended  or to be  extended to a Borrower hereunder;

 "Insurances Assignments"                      means the  assignments in respect of the insurances over the Vessels to be executed by the relevant  Borrowers  in favor of the Security  Agent pursuant  to  Section  4.1(b)  substantially  in the  form  set  out in
                                              Exhibit G;

"Interest Expense"                            means for any period,  all  interest  charges,  including  the interest component of capitalized leases;

"Interest Notice"                             means a notice from the Borrowers to the Facility Agent  specifying the duration of any relevant  Interest Period  substantially in the form of
                                              Exhibit P;

"Interest Payment Date"                       means each date on which  accrued  interest  on the  Facility  shall be payable pursuant to Section 6.4;

"Interest Period(s)"                          means  period(s) of one,  three or six months (or such other periods as the  Lenders  may  agree)  as  selected  by  the  Borrower  (as  may be consolidated pursuant to Section 6.3);

"ISM Code"                                    means the  International  Safety Management Code for the Safe Operating
                                              of  Ships  and  for  Pollution   Prevention   constituted  pursuant  to
                                              Resolution  A.741(18) of the  International  Maritime  Organization and
                                              incorporated  into the Safety of Life at Sea  Convention  and  includes
                                              any  amendments  or  extensions   thereto  and  any  regulation  issued
                                              pursuant thereto;

"Lender(s)"                                   shall have the meaning ascribed thereto in the preamble;

"LIBOR"                                       means the rate  (rounded  upward to the nearest  1/16th of one percent)
                                              for  deposits  of  Dollars  for a  period  equivalent  to the  relevant
                                              Interest  Period or, to the  extent  applicable  following  an Event of
                                              Default,  overnight or weekends,  at or about 11:00 a.m.  (London time)
                                              on the second  London  Banking  Day before the first day of such period as  displayed  on  Telerate  page 3750  (British  Bankers'  Association
                                              Interest  Settlement  Rates) (or such other  page as may  replace  such page  3750 on such  system or on any  other  system of the  information
                                              vendor  for  the  time  being   designated  by  the  British   Bankers'
                                              Association to calculate the BBA Interest  Settlement  Rate (as defined in the British Bankers' Association's  Recommended Terms and Conditions
                                              ("BBAIRS" terms) dated August 1985)),  provided that if on such date no such rate is so displayed for the relevant  Interest Period,  LIBOR for such period shall be the arithmetic  mean (rounded  upward if necessary to  four  decimal  places)  of the  rates  respectively  quoted  to the
                                              Facility  Agent by the  Reference  Banks at the request of the Facility
                                              Agent  as the  offered  rate  for  deposits  of  Dollars  in an  amount approximately  equal to the amount in  relation to which LIBOR is to be determined for a period  equivalent to the relevant  Interest Period to prime  banks in the  London  Interbank  Market  at or about  11:00 a.m.
                                              (London  time) on the second  Banking  Day before the first day of such period;

"LIMERICK SPIRIT"                             means the  112,000 dwt Aframax  oil tanker  under  construction  by the
                                              Builder and designated as Hull 1433;

"Majority Lenders"                            at any time means  Lenders  holding an aggregate of more than 66.67% of the funded and unfunded Commitments;

"Management Contract(s)"                      means each of those certain  management  agreements  dated as of August
                                              1, 2002 in respect of each of the  Vessels by and between the Owner and
                                              Manager;

"Management Contract Assignment(s)"           means the  assignments  in respect  of the  Management  Contracts  with respect to each Vessel to be executed by the each  Borrower in favor of the Security  Agent  pursuant to  Section 4.1(b)  substantially  in the form set out in Exhibit M;

"Manager"                                     means  Teekay  Shipping  Limited,   a  Bahamas   corporation,   or  any
                                              substitute entity thereof which is directly or indirectly  wholly-owned by the  Guarantor and which has assumed all of the  obligations  of the
                                              Manager in  connection  herewith  including,  but not  limited  to, the
                                              Management Contracts;

"Manager Consent and Agreement(s)"            means that certain  consent and agreement of the Manager to each of the
                                              Management  Contract  Assignment  substantially  in the form set out in
                                              Exhibit 2 thereto;

"Mandate Letter"                              means  the  letter  dated  October  7, 2002  and  entered  into  by the
                                              Borrowers,  the  Guarantor,  DnB,  Deutsche  Bank,  DVB and  Nordea  in
                                              respect of this facility;

"Marketable Securities"                       means as of the date of any determination  thereof, the total amount of all marketable  securities,  as determined in accordance with GAAP, and as shown on the balance sheet of the Guarantor;

"Material Adverse Effect"                     shall mean a material  adverse effect on (i) the  ability of a Borrower to repay the  Advances or perform any of its  obligations  hereunder or under the Note,  (ii) the  ability of any Security Party to perform its obligations  under  any  of  the  Transaction  Documents  or  (iii) the
                                              business,   property,  assets,   liabilities,   operations,   condition
                                              (financial  or  otherwise)  or  prospects  of (x) a Borrower or (y) the
                                              Guarantor and its subsidiaries taken as a whole;

"Materials of Environmental Concern"          shall have the meaning ascribed thereto in Section 2.1(n);

"Moody's"                                     means Moody's Investor Service;

"Mortgages"                                   means,  collectively,   the  first  priority  Bahamian  statutory  ship
                                              mortgages on the Vessels and Deeds of Covenants  collateral thereto, to be executed by the respective  Borrowers in favor of the Security Agent
                                              (as trustee for the Lenders) pursuant to Section 4.3(b),  substantially in the form set out in Exhibit D;

"Note"                                        means the promissory  note to be executed by the Borrowers to the order of the  Facility  Agent  pursuant to  Section 4.1(b),  to evidence  the
                                              Facility  substantially  in the form  set out in  Exhibit A  and  shall include  any  promissory  note  issued  by the  Borrowers  pursuant  to
                                              Section 3.4;

"Operator"                                    means,  in respect of any Vessel,  the Person who is concerned with the operation of such Vessel and falls within the  definition  of "Company"
                                              set out in rule 1.1.2 of the ISM Code;

"Payment Date(s)"                             means the  Banking  Days on which the  payment of  installments  of the
                                              Facility are due to the Lenders pursuant to Section 5;

"Person"                                      means any individual,  sole  proprietorship,  corporation,  partnership
                                              (general or limited),  limited liability company, business trust, bank, trust company, joint venture,  association,  joint stock company, trust or other  unincorporated  organization,  whether or not a legal entity, or any government or agency or political subdivision thereof;

"Pledge Agreement"                            means the pledge  agreement to be executed by the Guarantor in favor of the Security  Agent  pursuant to  Section 4.1(c)  substantially  in the form set out in Exhibit C;

"Pledged Shares"                              means  the  limited   liability   company  interests  or  other  equity
                                              interests of any  Borrower,  owned by the  Guarantor and pledged to the
                                              Security Agent pursuant to the Pledge Agreement;

"Pre-Delivery Advance"                        means an Advance made to a Borrower during the Pre-Delivery Period;

"Pre-Delivery Period"                         means,  with  respect to a Vessel,  that period  beginning  on the date hereof and ending on the day  immediately  preceding  the Delivery Date with respect to such Vessel;

"Post-Delivery Period"                        means, with respect to a Vessel,  that period beginning on the Delivery
                                              Date with  respect to such Vessel and ending on the Final  Payment Date with respect to such Vessel;

"Pre-Delivery Construction Expenses"          means,  with  respect  to a  Vessel,  the  aggregate  of  all  shipyard supervisory  costs and  pre-delivery  interest  expense  incurred  by a
                                              Borrower prior to the delivery of its Vessel;

"Proceeding"                                  shall have the meaning ascribed thereto in Section 8.1(i);

"Quiet Enjoyment Letter"                      means that certain letter  agreement  substantially in the form set out in Exhibit Q by and among the Charterer,  the Charter Guarantor and the
                                              Arrangers in respect of the  Charterer's  right of quiet enjoyment with respect to the Vessels;

"Rating"                                      means,  (i) with respect to any Person (other than the Guarantor),  the lower of the long-term  senior  unsecured debt ratings as determined by
                                              S&P and Moody's and (ii) with  respect to the  Guarantor,  the lower of the long term senior  secured  ratings as determined by S&P and Moody's and in either  case,  if such  long-term  senior  debt  ratings are not available,  the lower of S&P's  long-term  Issuer  Rating  and  Moody's
                                              Senior Implied Rating;

"Reference Banks"                             means each of DnB, Deutsche Bank, DVB and Nordea;

"Refund Guarantee(s)"                         means each of those certain refund  guaranties issued in respect of the
                                              Vessels;

"Refund Guarantee Assignments"                means  the  assignments  in  respect  of the  Refund  Guarantees  to be executed  by the  relevant  Borrower  in  favor of the  Security  Agent pursuant  to  Section  4.1(b)  substantially  in the  form  set  out in
                                              Exhibit I;

"Required Percentage"                         shall have the meaning set forth for such term in Section 9.4;

"S&P"                                         means  Standard & Poor's Rating  Services,  a division of  McGraw-Hill,
                                              Inc.;

"Security Agent"                              shall have the meaning attributed thereto in the preamble;

"Security Document(s)"                        means  the  Guaranty,   the  Pledge  Agreement,   the  Mortgages,   the
                                              Assignments  and any other  documents  that may be executed as security
                                              for  the  Facility  and  the   Borrowers'   obligations  in  connection
                                              therewith;

"Security Party(ies)"                         each of the  Borrowers,  the  Guarantor,  the  Head  Charterer  and the
                                              Manager;

"SHANNON SPIRIT"                              means the  112,000 dwt Aframax  oil tanker  under  construction  by the
                                              Builder and designated as Hull No. 1434;

"SMC"                                         means the safety management  certificate  issued in respect of a Vessel in accordance with rule 13 of the ISM code;

"Subsidiary(ies)"                             means,  with respect to any Person,  any business  entity of which more than 50% of the  outstanding  voting stock or other equity  interest is owned  directly or  indirectly  by such Person and/or one or more other
                                              Subsidiaries of such Person;

"Taxes"                                       means any  present or future  income or other  taxes,  levies,  duties, charges,  fees,  deductions  or  withholdings  of  any  nature  now  or hereafter  imposed,  levied,  collected,  withheld  or  assessed by any taxing  authority  whatsoever,  except for taxes on or  measured by the overall  net  income of each  Lender  imposed  by its  jurisdiction  of incorporation  or  applicable  lending  office,  the  United  States of
                                              America, the State or City of New York or any governmental  subdivision or taxing  authority  of any thereof or by any other  taxing  authority having  jurisdiction  over such Lender  (unless  such  jurisdiction  is asserted  by reason of the  activities  of the  Borrower  or any of the
                                              Subsidiaries);

"Time Charter(s)"                             means each of those five (5) certain time  charters  dated as of August
                                              1, 2001 in  respect  of each of the  Vessels  by and  between  the Head
                                              Charterer  and the  Charterer,  each as  amended by an  Addendum  No. 1 thereto dated as of May 21, 2002;

"Total Debt"                                  means for the  Guarantor  those  portions,  as determined in accordance with GAAP,  of the  Indebtedness  shown as either  "long-term  debt" or
                                              "current  portion of long-term debt" on the  consolidated  debt balance sheet of the Guarantor  which shall include,  without  limitation,  the current and long term portions of capital leases;

"Total Loss"                                  shall have the meaning ascribed thereto in the Mortgages;

"Tranche(s)"                                  means any, all or any combination,  as the context requires, of Tranche
                                              1, Tranche 2, Tranche 3, Tranche 4 and Tranche 5;

"Tranche 1"                                   means the portion of the  Facility  attributable  to the CORK SPIRIT to be made available by the Lenders  pursuant to Section 3.1 hereof to the
                                              Borrowers in one or more Advances;

"Tranche 2"                                   means the portion of the Facility  attributable to DONEGAL SPIRIT to be made  available  by the  Lenders  pursuant to Section 3.1 hereof to the
                                              Borrowers in one or more Advances;

"Tranche 3"                                   means the portion of the Facility  attributable  to LIMERICK  SPIRIT to be made available by the Lenders  pursuant to Section 3.1 hereof to the
                                              Borrowers in one or more Advances;

"Tranche 4"                                   means the portion of the Facility  attributable to SHANNON SPIRIT to be made  available  by the  Lenders  pursuant to Section 3.1 hereof to the
                                              Borrowers in one or more Advances;

"Tranche 5"                                   means the portion of the Facility  attributable  to GALWAY SPIRIT to be made  available  by the  Lenders  pursuant to Section 3.1 hereof to the
                                              Borrowers in one or more Advances;

"Transaction Document(s)"                     means  the  Security  Documents,   the  Head  Charters,   the  Building
                                              Contracts, the Time Charters and the Management Contracts; and

"Vessel(s)"                                   means any or all,  as the context  requires,  of the CORK  SPIRIT,  the
                                              DONEGAL SPIRIT,  the LIMERICK SPIRIT, the SHANNON SPIRIT and the GALWAY
                                              SPIRIT.

1.2   Computation of Time Periods; Other Definitional Provisions. In this Agreement, the Note and the Security Documents, in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding"; words importing either gender include the other gender; references to "writing" include printing, typing, lithography and other means of reproducing words in a tangible visible form; the words "including," "includes" and "include" shall be deemed to be followed by the words "without limitation"; references to articles, sections (or subdivisions of sections), exhibits, annexes or schedules are to this Agreement, the Note or such Security Document, as applicable; references to agreements and other contractual instruments (including this Agreement, the Note and the Security Documents) shall be deemed to include all subsequent amendments, amendments and restatements, supplements, extensions, replacements and other modifications to such instruments (without, however, limiting any prohibition on any such amendments, extensions and other modifications by the terms of this Agreement, the Note or any Security Document); references to any matter that is "approved" or requires "approval" of a party shall mean approval given in the sole and absolute discretion of such party unless otherwise specified.

1.3   Accounting Terms. Unless otherwise specified herein, all accounting terms used in this Agreement, the Note and in the Security Documents shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to the Facility Agent or to the Lenders under this Agreement shall be prepared, in accordance with generally accepted accounting principles for the United States ("GAAP").

1.4   Certain Matters Regarding Materiality. To the extent that any representation, warranty, covenant or other undertaking of the Borrower in this Agreement is qualified by reference to those which are not reasonably expected to result in a "Material Adverse Effect" or language of similar import, no inference shall be drawn therefrom that any Agent or Lender has knowledge or approves of any noncompliance by the Borrower with any governmental rule.

1.5   Forms of Documents. Except as otherwise expressly provided in this Agreement, references to documents or certificates "substantially in the form" of Exhibits to another document shall mean that such documents or certificates are duly completed in the form of the related Exhibits with substantive changes subject to the provisions of Section 17.6 of this Agreement, as the case may be, or the correlative provisions of the Security Documents.

2.   REPRESENTATIONS AND WARRANTIES

2.1   Representations and Warranties. In order to induce the Agents and the Lenders to enter into this Agreement and to induce the Lenders to make the Facility available, each of the Borrowers hereby represents and warrants to the Agents and the Lenders (which representations and warranties shall survive the execution and delivery of this Agreement and the Note and the drawdown of each Advance hereunder) that:

     (a)  Due Organization and Power. each Security Party is duly formed and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, has full power to carry on its business as now being conducted and to enter into and perform its obligations under this Agreement, the Note and the Security Documents to which it is a party, and has complied with all statutory, regulatory and other requirements relative to such business and such agreements;

     (b)  Authorization and Consents. all necessary corporate action has been taken to authorize, and all necessary consents and authorities have been obtained and remain in full force and effect to permit, each Security Party to enter into and perform its obligations under this Agreement, the Note and the Security Documents and, in the case of each of the Borrowers, to borrow, service and repay the Advances and, as of the date of this Agreement, no further consents or authorities are necessary for the service and repayment of the Advances or any part thereof;

     (c)  Binding Obligations. this Agreement, the Note and the Security Documents constitute or will, when executed and delivered, constitute the legal, valid and binding obligations of each Security Party as is a party thereto enforceable against such Security Party in accordance with their respective terms, except to the extent that such enforcement may be limited by equitable principles, principles of public policy or applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors' rights;

     (d)  No Violation. the execution and delivery of, and the performance of the provisions of, this Agreement, the Note and those of the Security Documents to which it is to be a party by each Security Party do not contravene any applicable law or regulation existing at the date hereof or any contractual restriction binding on such Security Party or the certificate of incorporation or by-laws (or equivalent instruments) thereof and that the Borrowers are each acting for their own account in connection with the performance of their obligations under, and their entry into, this Agreement, the Note and the Security Documents to which they are party and in borrowing of the Advances hereunder;

     (e)  Litigation. no action, suit or proceeding is pending or threatened against any Security Party thereof before any court, board of arbitration or administrative agency which could or might result in any Material Adverse Effect;

     (f)  No Default. neither the Guarantor nor any Borrower and, to the extent that it would have a Material Adverse Effect, no other Security Party is in default under any material agreement by which it is bound, or is in default in respect of any material financial commitment or obligation and no circumstances exist which but for the passage of time or the giving of notice or both would constitute a default under any such material agreement or in respect of any such material financial commitment or obligation;

     (g)  Vessels. upon the date of the making of each Advance each of the Vessels being delivered in connection with such Advance or having been theretofore delivered in connection with this Agreement:

          (i)  will be in the sole and absolute ownership of the respective Borrower as set forth in Schedule 2 and duly registered in such Borrower's name under Bahamian flag, unencumbered, save and except for the Mortgage recorded against it and as permitted thereby;

          (ii)  will be classed in the highest classification and rating for vessels of the same age and type with the respective Classification Society as set forth in Schedule 2 without any material outstanding recommendations;

          (iii)  will be operationally seaworthy and in every way fit for its intended service;

          (iv)  will be insured in accordance with the provisions of the Mortgage recorded against it and the requirements thereof in respect of such insurances will have been complied with; and

          (v)  will be in compliance in all material respects with all relevant laws, regulations and requirements (including Environmental Laws), statutory or otherwise, as are applicable to (A) vessels documented under Bahamian flag and (B) vessels engaged in trade similar to that to be performed by the Vessel, except where the failure to so comply would not have a material adverse effect on the operation of the Vessel in its intended trade or the financial condition of the Borrowers;

     (h)  Insurance. each Security Party has insured its properties and assets against such risks and in such amounts as are customary for companies engaged in similar businesses;

     (i)  Financial Information. except as otherwise disclosed in writing to the Facility Agent on or prior to the date hereof, all information and other data furnished by the Guarantor and/or the Borrowers to the Facility Agent are complete and correct, and the financial statements have been prepared in accordance with GAAP and accurately and fairly present the financial condition of the parties covered thereby as of the respective dates thereof and the results of the operations thereof for the period or respective periods covered by such financial statements, and since the date of the Guarantor's financial statements most recently delivered to the Facility Agent there has been no Material Adverse Effect as to any of such parties and none thereof has any contingent obligations, liabilities for taxes or other outstanding financial obligations which are material in the aggregate except as disclosed in such statements, information and data;

     (j)  Tax Returns. each Security Party has filed all material tax returns required to be filed thereby and has paid all taxes payable thereby which have become due, other than those not yet delinquent or the nonpayment of which would not have a Material Adverse Effect on such Security Party and except for those taxes being contested in good faith and by appropriate proceedings or other acts and for which adequate reserves shall have been set aside on its books;

     (k)  Records. the records relating to the earnings and other receivables of each Security Party are , and will continue to be, kept at Bentall 5 Center, Suite 2000, 550 Burrard Street, Vancouver, Canada;

     (l)  Foreign Trade Control Regulations. to the best of each Security Party's knowledge, none of the transactions contemplated herein will violate any of the provisions of the Foreign Assets Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 500, as amended), any of the provisions of the Cuban Assets Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 515, as amended), any of the provisions of the Libyan Assets Control Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 550, as amended), any of the provisions of the Iranian Transaction Regulations of the United States of America (Title 31, Code of Federal Regulations, Chapter V, Part 560, as amended), any of the provisions of the Iraqi Sanctions Regulations (Title 31, Code of Federal Regulations, Chapter V, Part 575, as amended), any of the provisions of the Federal Republic of Yugoslavia (Serbia and Montenegro) and Bosnia Serb-controlled areas of the Republic of Bosnia and Herzegovina Assets Control Regulations (Title 31, Code of Federal Regulations, Chapter V, Part 585 as amended) or any of the provisions of the Regulations of the United States of America Governing Transactions in Foreign Shipping of Merchandise (Title 31, Code of Federal Regulations, Chapter V, Part 505, as amended);

     (m)  Equity Ownership. each of the Borrowers is a wholly owned direct subsidiary of the Guarantor and no Borrower has any subsidiaries;

     (n)  Environmental Matters and Claims. (a) except as heretofore disclosed in writing to the Facility Agent (i) each Security Party and each of its respective Environmental Affiliates will, when required to operate their business as then being conducted, be in compliance with all applicable federal and state, local, foreign and international laws, regulations, requirements, conventions and agreements relating to pollution prevention or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, navigable waters, waters of the contiguous zone, ocean waters and international waters), including, without limitation, laws, regulations, conventions and agreements relating to (1) emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous materials, oil, hazardous substances, petroleum and petroleum products and by-products ("Materials of Environmental Concern"), or (2) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern ("Environmental Laws"); (ii) each Security Party and each of its respective Environmental Affiliates will, when required, have all permits, licenses, approvals, rulings, variances, exemptions, clearances, consents or other authorizations required under applicable Environmental Laws ("Environmental Approvals") and will, when required, be in compliance with all Environmental Approvals required to operate their business as then being conducted; (iii) neither any Security Party nor any Environmental Affiliate thereof has received any notice of any claim, action, cause of action, investigation or demand by any person, entity, enterprise or government, or any political subdivision, intergovernmental body or agency, department or instrumentality thereof, alleging potential liability for, or a requirement to incur, material investigator costs, cleanup costs, response and/or remedial costs (whether incurred by a governmental entity or otherwise), natural resources damages, property damages, personal injuries, attorneys' fees and expenses, or fines or penalties, in each case arising out of, based on or resulting from (1) the presence, or release or threat of release into the environment, of any Materials of Environmental Concern at any location, whether or not owned by such person, or (2) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law or Environmental Approval ("Environmental Claim") (other than Environmental Claims that have been fully and finally adjudicated or otherwise determined and all fines, penalties and other costs, if any, payable by the Security Parties in respect thereof have been paid in full or which are fully covered by insurance (including permitted deductibles)); and (iv) there are no circumstances that may prevent or interfere with such full compliance in the future; and (b) except as heretofore disclosed in writing to the Facility Agent there is no Environmental Claim pending or threatened against any Security Party or any Environmental Affiliate thereof and there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Materials of Environmental Concern, that could form the basis of any Environmental Claim against such persons the adverse disposition of which may result in a Material Adverse Effect;

     (o)  Past Environmental Matters. to the best of each Security Party's knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Materials of Environmental Concern, that could form the basis of any Environmental Claim against any thereof;

     (p)  Compliance with ISM Code. each Vessel complies or, when applicable, will comply and each Operator complies with the requirements of the ISM Code including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto;

     (q)  Threatened Withdrawal of DOC or SMC. there is no threatened or actual withdrawal of any Operator's DOC or SMC in respect of any Vessel;

     (r)  Liens. other than the liens created by the Security Documents (or permitted thereby) and as otherwise disclosed on Schedule 3, there are no liens, charges or encumbrances of any kind whatsoever on (i) any property owned by any Borrower or (ii) any property owned by any Security Party subject to a security interest granted to the Security Agent under any Security Document;

     (s)  Indebtedness. other than as disclosed in Schedule 3, no Borrower has any long-term Indebtedness and has not entered into any negotiations with respect to any debt facilities other than those undertaken in connection with this Agreement; and

     (t)  Compliance With Laws. each Security Party is in compliance with all material laws, and the rules and regulations thereunder, applicable to it and its properties including, without limitation, those laws, rule and regulations relating to employee benefit plans and environmental matters.

3.   THE ADVANCES

3.1   (a)  Purpose. The Lenders shall make the Facility available to the Borrowers for the purpose of partially financing the Delivered Costs of the Vessels.

        (b)  Making of the Advances. Each of the Lenders, relying upon each of the representations and warranties set out in Section 2, hereby severally and not jointly agrees with the Borrowers that, subject to and upon the terms of this Agreement, it will on the Drawdown Dates make its portion of the relevant Advance available through the Facility Agent to the Borrower in an amount not to exceed its Commitment ratably with the other Lenders according to their respective Commitments. During the Pre-Delivery Period, all Advances shall be in amounts equal to or less than such amounts (singly or in the aggregate) identified as the third and fourth pre-delivery installments for each Vessel, delivery installments or acquisition costs in relation to the Vessels in the evidence provided to the Facility Agent pursuant to Section 4.2; provided, however, that any such Advance which is less than the amounts identified as pre-delivery installments, delivery installments or acquisition costs shall be in a minimum amount of One Million Dollars ($1,000,000) and in multiples of One Million Dollars ($1,000,000). The aggregate Advances for any Tranche shall not exceed the lesser of: (i) 80% of the Delivered Cost with respect to the Vessel attributable to such Tranche, and (ii) 80% of the Fair Market Value of the Vessel attributable to such Tranche. The Facility shall be repayable as provided in Section 5. The Lender's Commitments hereunder shall terminate on the earlier of (i) March 31, 2004 and (ii) the Delivery Date for the last delivered Vessel.

3.2   Drawdown Notice. The Borrowers shall, at least four (4) Banking Days before a Drawdown Date, serve a notice (a "Drawdown Notice") substantially in the form of Exhibit O on the Facility Agent which notice shall (a) be in writing addressed to the Facility Agent, (b) be effective on receipt by the Facility Agent, (c) specify the amount of each Advance to be drawn and the Tranche to which such Advance corresponds, (d) specify the Banking Day on which such Advance is to be drawn, (e) specify the Interest Period, (f) during the Pre-Delivery Period, attach the shipyard invoice(s) or other applicable documents in respect of the installments under the Building Contracts to which such Advance relates, which invoices or documents, as the case may be, shall clearly identify the Building Contract and Vessel to which it relates, (g) specify the disbursement instructions, and (h) be irrevocable.

3.3   Effect of Drawdown Notice. Such Drawdown Notice shall be deemed to constitute a warranty by each of the Borrowers (a) that the representations and warranties stated in Section 2 (updated mutatis mutandis) are true and correct on and as of the date of such Drawdown Notice and will be true and correct on and as of the relevant Drawdown Date as if made on such date, and (b) that no Event of Default nor any event which with the giving of notice or lapse of time or both would constitute an Event of Default has occurred and is continuing.

3.4   Additional Notes. At the direction of the Facility Agent, the Borrowers shall duly execute and deliver to a Lender a promissory note in favor of such Lender evidencing the portion of the Facility owing by the Borrowers to such Lender pursuant to this Agreement; provided, however, that such note shall be deemed to be part of the Note and shall not in any way increase the obligations of the Borrowers under this Agreement or the Note.

3.5   Notation of Advances. Each Advance made by the Lenders to the Borrowers may be evidenced by a notation of the same made by Facility Agent on the grid attached to the Note, which notation, absent manifest error, shall be prima facie evidence of the amount of the relevant Advance.

4.   CONDITIONS

4.1   Conditions Precedent to the Effectiveness of this Agreement. The obligation of the Lenders to make the Initial Advance available to the Borrowers under this Agreement shall be expressly subject to the following conditions precedent:

     (a)  Corporate Authority. The Facility Agent shall have received the following documents in form and substance satisfactory to the Facility Agent:

          (i)  copies, certified as true and complete by an officer of each Security Party, of the resolutions of the board of directors or members, as the case may be, and, to the extent required by applicable law, shareholders of such Security Party evidencing approval of this Agreement, the Note and the Transaction Documents to which it is or is to be a party and authorizing an appropriate officer or officers or attorney-in-fact or attorneys-in-fact to execute the same on its behalf, or other evidence of such approvals and authorizations as shall be acceptable to the Lenders and their legal advisors;

          (ii)  copies, certified as true and complete by an officer of each Security Party, of all documents evidencing any other necessary action, approvals or consents (including such actions, approvals or consents by parties thereto other than such Security Party as may be reasonably required by the Facility Agent) with respect to this Agreement, the Note and the Transaction Documents to which it is a party;

          (iii)  copies, certified as true and complete by an officer of each Security Party of the certificate of incorporation and by-laws or, as applicable, the certificate of formation and limited liability company agreement or equivalent instruments thereof;

          (iv)  certificate of an officer of each Security Party (other than the Guarantor) certifying and identifying the legal and beneficial owner of all authorized, issued and outstanding capital stock or limited liability company interests, as the case may be, and that such capital stock is or such limited liability company interests are free and clear of any liens, claims, pledges or other encumbrances whatsoever;

          (v)  certificates of the jurisdiction of incorporation, as the case may be, of each Security Party as to the good standing thereof;

     (b)  The Agreement, the Note and Security Documents. Each of the Borrowers shall have delivered to the Facility Agent copies of the following as duly executed by each party thereto (other than the Lenders or the Agents):

          (i)    this Agreement;

          (ii)   the Note;

          (iii)  the Building Contract Assignment with respect to its Vessel;

          (iv)   the Charter Assignment with respect to its Vessel;

          (v)    the Earnings Assignment with respect to its Vessel;

          (vi)   the Insurances Assignment with respect to its Vessel;

          (vii)  the Head Charter Assignment with respect to its Vessel;

          (viii) the Charter Guaranty Assignments;

          (ix)   the Charter Guarantor Consent and Agreement;

          (x)    the Management Contract Assignments;

          (xi)   the Refund Guarantee Assignment with respect to its Vessel;

          (xii)  its Assignment Notices;

          (xiii) Uniform Commercial Code Financing Statements for filing with the District of Columbia and in such other jurisdictions as the Facility Agent may reasonably require;

     (c)  Guarantor Documents. The Guarantor shall have duly executed and delivered to the Facility Agent:

          (i)   the Guaranty; and

          (ii)   the Pledge Agreement (together with the Pledged Shares relating to each of the Borrowers);

     (d)  Charterer Documents. The Charterer shall have duly executed and delivered the Charterer Consent and Agreements and the Quiet Enjoyment Letter to the Facility Agent;

     (e)  Charter Guarantor Documents. The Charter Guarantor shall have duly delivered the Charterer Consent and Agreements to the Facility Agent;

     (f)  Head Charterer Documents. The Head Charterer shall have executed and delivered to the Facility Agent the Head Charterer Consent and Agreements and the Earnings Assignments;

     (g)  Manager Documents. The Manager shall have executed and delivered to the Facility Agent the Manager Consent and Agreements;

     (h)  Builder Documents. The Facility Agent shall have received executed acknowledgements to the Building Contract Assignments from the Builder and any issuer of a Refund Guarantee;

     (i)  Environmental Claims. The Facility Agent shall be satisfied that neither the Guarantor, nor any Borrower is subject to any Environmental Claim which could have a Material Adverse Effect;

     (j)  Indebtedness. The Facility Agent shall have received evidence satisfactory to it that none of the Borrowers has incurred any indebtedness of any kind whatsoever other than as contemplated hereby;

     (k)  Fees. The Facility Agent shall have received payment in full of all fees and expenses then due to the Agents and/or the Lenders under Section 13 and the Mandate Letter;

     (l)  Balance Sheets. The Facility Agent having received pro forma balance sheets for each of the Borrowers;

     (m)  Building Contracts and Refund Guarantees etc. The Facility Agent having received copies of all Building Contracts and each Refund Guarantee, each Management Contract and the Charter Guaranty, certified as true and complete by an officer of the respective Borrower, which contracts shall be satisfactory to the Facility Agent and its counsel;

     (n)  Charters. The Borrowers shall have delivered to the Facility Agent true and complete copies of each of the Head Charters and each of the Time Charters; and

     (o)  Legal Opinions. The Facility Agent, on behalf of the Agents and the Lenders, shall have received legal opinions addressed to the Facility Agent from (i) Watson, Farley & Williams, special counsel for the Security Parties, (ii) Seward & Kissel LLP, special counsel to the Agents and Lenders, and (iii) Higgs & Johnson, special Bahamian counsel to the Agents and Lenders, in each case in such form as the Facility Agent may require, as well as such other legal opinions as the Facility Agent shall have required as to all or any matters under the laws of the United States of America, the State of New York, the Commonwealth of The Bahamas and the Republic of the Marshall Islands covering the representations and conditions which are the subjects of Sections 2 and 4.1.

4.2   Conditions Precedent re Pre-Delivery Advances. The obligation of the Lenders to make any Pre-Delivery Advance available to a Borrower under this Agreement shall be expressly and separately subject to the condition precedent on the relevant Drawdown Date that the Facility Agent shall have received satisfactory evidence that the first two pre-delivery installments with respect to the Vessel or Vessels to which such Advance relates have been paid and that any Pre-Delivery Construction Expenses covered by such Advance have been paid or are then due.

4.3   Conditions Precedent re Delivery Advances. The obligation of the Lenders to make any Delivery Advance available to a Borrower under this Agreement shall be expressly and separately subject to the following further conditions precedent on the relevant Drawdown Date:

     (a)  The Vessels. the Facility Agent shall have received evidence satisfactory to it that the Vessel to which the Delivery Advance relates:

          (i)    is in the sole and absolute ownership of the relevant Borrower as set forth in Schedule 2 and duly registered in such Borrower's name under Bahamian flag, unencumbered, save and except for the Mortgage, recorded against it and as otherwise permitted thereby;

          (ii)   is classed in the highest classification and rating for vessels of the same age and type with the respective classification society as set forth in Schedule 2 without any material outstanding recommendations;

          (iii)  is operationally seaworthy and in every way fit for its intended service;

          (iv)   is insured in accordance with the provisions of the Mortgage (including the obtaining by the Security Agent of mortgagee's interest additional perils (pollution) insurance) recorded against it and the requirements thereof in respect of such insurances have been complied with and the Facility Agent shall have received a report of its independent insurance advisors confirming same; and

          (v)    is in compliance with all relevant laws, regulations and requirements (including Environmental Laws), statutory or otherwise, as are applicable to (A) vessels documented under Bahamian flag and (B) vessels engaged in trade similar to that to be performed by the Vessel, except where the failure to so comply would not have a material adverse effect on the operation of the Vessel in its intended trade or the financial condition of the Borrowers;

     (b)  Mortgage Documents. the relevant Borrower shall have duly executed and delivered to the Facility Agent the Mortgage over such Vessel;

     (c)  Vessel Liens. the Facility Agent shall have received evidence satisfactory to it and to its legal advisor that, save for the liens created by the Mortgages and the Assignments, there are no liens, charges or encumbrances of any kind whatsoever on each of the Vessels owned by the Borrower or on their respective earnings except as permitted hereby or by any of the Security Documents; and

     (d)  Legal Opinions. the Facility Agent, on behalf of the Agents and the Lenders, shall have received legal opinions addressed to the Facility Agent from (i) Watson, Farley & Williams counsel for the Security Parties, (ii) Seward & Kissel LLP, special counsel to the Agents and Lenders, and, to the extent applicable, (iii) Higgs & Johnson, special Bahamian counsel to the Agents and Lenders, in each case in such form as the Facility Agent may require, as well as such other legal opinions as the Facility Agent shall have required as to all or any matters under the laws of the United States of America, the State of New York, the Commonwealth of The Bahamas and the Republic of the Marshall Islands covering the representations and conditions which are the subjects of this Section 4.4.

4.4   Further Conditions Precedent. The obligation of the Lenders to make any Advance available under this Agreement shall be expressly and separately subject to the following further conditions precedent on the relevant Drawdown Date:

     (a)  Drawdown Notice. The Facility Agent having received a Drawdown Notice in accordance with the terms of Section 3.2;

     (b)  Representations and Warranties. The representations stated in Section 2 (updated mutatis mutandis to such date) being true and correct as if made on and as of that date;

     (c)  No Event of Default. no Event of Default having occurred and being continuing and no event having occurred and being continuing which, with the giving of notice or lapse of time, or both, would constitute an Event of Default (including, without limitation, the Borrowers being in compliance with, if applicable, Section 9.4 of this Agreement);

     (d)  No Change in Laws. the Facility Agent being satisfied that no change in any applicable laws, regulations, rules or in the interpretation thereof shall have occurred which make it unlawful for any Security Party to make any payment as required under the terms of this Agreement, the Note, the Transaction Documents or any of them; and

     (e)  No Material Adverse Effect. there having been no Material Adverse Effect since the date hereof.

4.5   Breakfunding Costs. In the event that, on the date specified for the making of an Advance in any Drawdown Notice, the Lenders shall not be obliged under this Agreement to make such Advance available, each of the Borrowers shall indemnify and hold the Lenders fully harmless against any losses which the Lenders (or any thereof) may sustain as a result of borrowing or agreeing to borrow funds to meet the drawdown requirement of such Drawdown Notice and the certificate of the relevant Lender or Lenders shall, absent manifest error, be conclusive and binding on the Borrowers as to the extent of any such losses.

4.6   Satisfaction after Drawdown. Without prejudice to any of the other terms and conditions of this Agreement, in the event the Lenders, in their sole discretion, make any Advance prior to the satisfaction of all or any of the conditions referred to in Sections 4.1, 4.2, 4.3 or 4.4 the Borrower hereby covenants and undertakes to satisfy or procure the satisfaction of such condition or conditions within fourteen (14) days after the relevant Drawdown Date (or such longer period as the Lenders, in their sole discretion, may agree).

5.   REPAYMENT AND PREPAYMENT

5.1   Repayment. The Borrowers shall repay the principal amount of that portion of the Facility attributable to each Tranche in twenty (20) consecutive installments commencing on the earlier of: (i) the date occurring six (6) months after the Delivery Date for the last delivered Vessel or (ii) June 15, 2004; the first nineteen (19) installments shall be paid semi-annually in arrears in an amount equal to one-thirtieth (1/30th) of the aggregate amount drawndown with respect to such Tranche and the final and twentieth (20th) installment shall be paid on the Final Payment Date with respect to such Tranche in the amount necessary to repay the principal amount outstanding under such Tranche in full together with accrued but unpaid interest thereon and any other amounts owing hereunder; provided, however, any installment which would otherwise occur after the Final Payment Date with respect to any Tranche shall be deemed to be payable on the Final Payment Date for such Tranche.

5.2   Voluntary Prepayment. The Borrowers may prepay, upon five (5) Banking Days' written notice, any outstanding Advance or any portion thereof; provided, however, that any prepayment made on the last day of the Interest Period with respect to such Advance shall be without penalty. Each prepayment shall be in a minimum amount of Five Million Dollars ($5,000,000) plus any One Million Dollars ($1,000,000) multiple thereof or the full amount of the then outstanding Advances.

5.3   Mandatory Prepayment.

     (a)  Sale or Loss of Vessel. Upon (i) any sale of a Vessel and (ii) the earlier of (x) one hundred eighty (180) days after the Total Loss of a Vessel or (y) the date on which the insurance proceeds in respect of such loss are received by a Security Party or the Facility Agent as assignee thereof, the Tranche attributable to such Vessel shall be prepaid.

     (b)  Non-delivery of Vessel. Upon the cancellation of a Building Contract by a Borrower or should a Vessel not be delivered to the Borrower to be the Owner thereof by March 31, 2004, the Tranche attributable to such Vessel shall be repaid upon such cancellation or March 31, 2004, as the case may be.

     (c)  Charter Cancellation. Upon the cancellation of a Time Charter by the Charterer, the cancellation penalty payment payable under such Time Charter shall be applied, in inverse order of maturity, to the remaining scheduled repayment installments set forth in Section 5.1 with respect to the applicable Tranche.

     (d)  Timing of Mandatory Prepayments. At the written request of the Borrowers, any prepayment required to be made pursuant to this Section 5.3 may be paid to the Security Agent to be placed in an interest bearing cash collateral account until the next Interest Payment Date or if earlier a date on which a prepayment could occur without any break funding costs. The Security Agent shall hold the funds in the cash collateral account for the benefit of the Lenders, but any interest accrued on the account (which shall accrue at LIBOR minus 0.25% per annum) less costs for minimum reserve requirements shall be credited to the Borrowers. All moneys (including accrued interest) held in the cash collateral account shall serve as collateral for the prepayment(s) required under this Section 5.3 and shall be subject to a security interest in favor of the Security Agent.

5.4   Interest and Costs with Prepayments/Application of Prepayments. Any prepayment of the Advances made hereunder (including, without limitation, those made pursuant to Sections 5 and 9.4) shall be subject to the condition that on the date of prepayment all accrued interest to the date of such prepayment shall be paid in full with respect to the Advances or portions thereof being prepaid, together with any and all costs or expenses incurred by any Lender in connection with any breaking of funding (as certified by such Lender, which certification shall, absent any manifest error, be conclusive and binding on the Borrowers). All prepayments of Advances under Section 5.2 shall be applied towards the installments of the Advances on a pro rata basis. All prepayments of the Advances under Section 5.3 shall be applied towards the installments of the Advances in the inverse order of their due dates for payment. No payments made in prepayment or repayment of the Facility shall be available for reborrowing.

6.   INTEREST AND RATE

6.1   Applicable Rate. Each Advance shall bear interest at the Applicable Rate, which shall be the rate per annum which is equal to the aggregate of (a) LIBOR for the relevant Interest Period plus (b) the Applicable Margin. The Applicable Rate shall be determined by the Facility Agent two (2) Banking Days prior to the first (1st) day of the relevant Interest Period, provided, however, that the Applicable Margin shall be adjusted, as applicable, (i) on a same-day basis to reflect changes in the Ratings of the Charter Guarantor or Guarantor, as the case may be, or (ii) effective as of the first day of the fiscal quarter immediately following the last fiscal quarter to which a Compliance Certificate relates to reflect changes in the Guarantor's Total Debt to EBITDA ratio. If the Applicable Margin is so adjusted during any Interest Period, the Applicable Rate shall be re-calculated to reflect the then current Applicable Margin. The Facility Agent shall promptly notify the Borrowers in writing of the Applicable Rate as and when determined. Each such determination, absent manifest error, shall be conclusive and binding upon the Borrowers.

6.2   Default Rate. Any amounts due under this Agreement, not paid when due, whether by acceleration or otherwise, shall bear interest thereafter from the due date thereof until the date of payment at a rate per annum equal to (i) the Applicable Rate plus (ii) two percent (2%) (the "Default Rate"). In addition, following the occurrence of any Event of Default, the Facility Agent may, and upon instruction of the Majority Lenders shall, deliver a notice to the Borrowers advising the Borrowers that an Event of Default has occurred. From the date of any such notice, or in the case of the occurrence of an Event of Default of the type described in Sections 8.1(a) or 8.1(b), from the date such Event of Default first occurred, until each such Event of Default is cured to the satisfaction of the Majority Lenders, the Facility shall bear interest at the Default Rate.

6.3   Interest Periods. The Borrower shall give the Facility Agent an Interest Notice specifying the Interest Period selected by 11 a.m. New York time at least four (4) Banking Days prior to the end of any then existing Interest Period. If at the end of any then existing Interest Period the Borrower fails to give an Interest Notice the relevant Interest Period shall be three (3) months. The Borrower's right to select an Interest Period shall be subject to the restriction that no selection of an Interest Period shall be effective unless each Lender is satisfied that the necessary funds will be available to such Lender for such period and that no Event of Default or event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default shall have occurred and be continuing. Interest Periods for each Advance made hereunder shall be consolidated at the earlier of (i) the end of the Interest Period immediately following the Delivery Date for the last delivered Vessel and (ii) June 15, 2004. The Borrowers shall reimburse the Lenders for any and all costs or expenses incurred by any Lender in connection with any breaking of funding (as certified by such Lender, which certification shall, absent any manifest error, be conclusive and binding on the Borrowers) as a consequence of such consolidation or otherwise.

6.4   Interest Payments. Accrued interest on the Facility shall be payable in arrears on the last day of each Interest Period, except that if the Borrower shall select an Interest Period in excess of three (3) months, accrued interest shall be payable during such Interest Period on each three (3) month anniversary of the commencement of such Interest Period and upon the end of such Interest Period.

7.   PAYMENTS

7.1   Place of Payments, No Set Off. All payments to be made hereunder by the Borrowers shall be made to the Facility Agent, not later than the due date and by such time as is required for same day funds in New York (any payment received after the time for same day funds in New York shall be deemed to have been paid on the next Banking Day) on the due date of such payment, by remitting the same to the account of the Facility Agent with HSBC Bank USA, Account No. 000.129.879 (ABA No. 021 001 088, SWIFT Address: MRMDUS33) with reference: Teekay USD180 Mio Loan project – No. 3016851 or to such other account of the Facility Agent as the Facility Agent may direct, without set-off or counterclaim and free from, clear of, and without deduction for, any Taxes, provided, however, that if the Borrower shall at any time be compelled by law to withhold or deduct any Taxes from any amounts payable to the Lenders hereunder, then the Borrowers shall pay such additional amounts in Dollars as may be necessary in order that the net amounts received after withholding or deduction shall equal the amounts which would have been received if such withholding or deduction were not required and, in the event any withholding or deduction is made, whether for Taxes or otherwise, the Borrowers shall promptly send to the Facility Agent such documentary evidence with respect to such withholding or deduction as may be required from time to time by the Lenders.

7.2   Tax Credits. If any Lender obtains the benefit of a credit against the liability thereof for federal income taxes imposed by any taxing authority for all or part of the Taxes as to which the Borrowers have paid additional amounts as aforesaid, then such Lender shall pay an amount to the Borrowers which that Lender determines will leave it (after such payment) in the same position as it would have been had the Tax payment not been made by the Borrowers. Each Lender agrees that in the event that Taxes are imposed on account of the situs of its loans hereunder, such Lender, upon acquiring knowledge of such event, shall, if commercially reasonable and if, in the opinion of that Lender, is not prejudicial to it, shift such loans on its books to another office of such Lender so as to avoid the imposition of such Taxes. Nothing contained in this clause shall in any way prejudice the right of the Lenders to arrange their tax affairs in such way as they, in their sole discretion, deem appropriate. In particular, no Lender shall be required to obtain such tax credit, if this interferes with the way such Lender normally deals with its tax affairs.

7.3   Sharing of Setoffs. Each Lender agrees that if it shall, through the exercise of a right of banker's lien, setoff or counterclaim or pursuant to a secured claim under Section 506 of the Federal Bankruptcy Code or other security or interest arising from, or in lieu of, such secured claim, exercised or received by such Lender under any applicable bankruptcy, insolvency or other similar law or otherwise, or by any other means, obtain payment (voluntary or involuntary) in respect of any Advance or Advances as a result of which its funded Commitment shall be proportionately less than the funded Commitment of any other Lender, it shall be deemed simultaneously to have purchased from such other Lender at face value, and shall promptly pay to such other Lender the purchase price for, a participation in the funded Commitment of such other Lender so that the aggregate funded Commitment of each Lender shall be in the same proportion to the aggregate funded Commitments then outstanding as its funded Commitment prior to such exercise of banker's lien, setoff or counterclaim or other event was to the principal amount of all funded Commitments outstanding prior to such exercise of banker's lien, setoff or counterclaim or other event; provided, however, that, if any such purchase or purchases or adjustments shall be made pursuant to this Section 7.3 and the payment giving rise thereto shall thereafter be recovered, such purchase or purchases or adjustments shall be rescinded to the extent of such recovery and the purchase price or prices or adjustment restored without interest. Any Lender holding a participation in a funded Commitment deemed to have been so purchased may exercise any and all rights of banker's lien, setoff or counterclaim with respect to any and all moneys owing to such Lender by reason thereof as fully as if such Lender had made an Advance in the amount of such participation. Each of the Borrowers expressly consents to the foregoing arrangement.

7.4   Computations; Banking Days.  (a)  All computations of interest and fees shall be made by the Facility Agent or the Lenders, as the case may be, on the basis of a 360-day year, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which interest or fees are payable. Each determination by the Facility Agent or the Lenders of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

     (b)  Whenever any payment hereunder or under the Note shall be stated to be due on a day other than a Banking Day, such payment shall be due and payable on the next succeeding Banking Day unless the next succeeding Banking Day falls in the following calendar month, in which case it shall be payable on the immediately preceding Banking Day.

8.   EVENTS OF DEFAULT

8.1   Events of Default.  The occurrence of any of the following events shall be an Event of Default:

     (a)  Non-Payment of Principal and Interest. any payment of principal or interest is not made when due; or

     (b)  Non-Payment of Other Amounts. any other amount becoming payable to the Facility Agent or any Lender under this Agreement, under the Note or under any of the Security Documents is not paid on the due date or date of demand (as the case may be), and such default continues unremedied for a period of three (3) Banking Days; or

     (c)  Representations. any representation, warranty or other statement made by the Borrower in this Agreement or by any Security Party or in any of the Security Documents or in any other instrument, document or other agreement delivered in connection herewith or therewith proves to have been untrue or misleading in any material respect as at the date as of which made or confirmed; or

     (d)  Mortgage and Security Documents. there is an event of default under any Mortgage or under any other Security Document; or

     (e)  Covenants. any Security Party (i) defaults in the due and punctual observance or performance of any covenant applicable to it contained in Section 9.1(b)(a), 9.2, 9.3, 9.4 or 9.5 or (ii) defaults in the due and punctual observance or performance of any other term, covenant or agreement applicable to it contained in this Agreement, in the Note, in any Security Document or in any other instrument, document or other agreement delivered in connection herewith or therewith and, in the case of this clause (ii), such default shall continue unremedied for a period of thirty (30) days after written notice to the Borrowers by the Facility Agent or any of the Lenders; or

     (f)  Impossibility, Illegality. it becomes impossible or unlawful for any Security Party to fulfill any of the covenants and obligations contained herein, under the Note or under any of the Security Documents, or for any Lender to exercise any of the rights vested in it hereunder, under the Note or under any of the Security Documents, and such impossibility or illegality in the opinion of the Majority Lenders will give rise to a Material Adverse Effect; or

     (g)  Indebtedness. any Security Party shall default in the payment when due (subject to any applicable grace period) of any Indebtedness or of any other indebtedness, in either case, in the outstanding principal amount equal to or exceeding, with respect to any Security Party other than the Guarantor, Five Hundred Thousand Dollars ($500,000) or, with respect to the Guarantor, Five Million Dollars ($5,000,000) or such Indebtedness or indebtedness is, or by reason of such default is subject to being, accelerated or any party becomes entitled to enforce the security for any such Indebtedness or indebtedness and such party shall take steps to enforce the same, unless such default or enforcement is being contested in good faith and by appropriate proceedings or other acts and the Security Party shall set aside on its books adequate reserves with respect thereto; or

     (h)  Ownership of Borrowers, Head Charterer or Manager. the Guarantor shall cease to own, directly or indirectly, one hundred percent (100%) of each of the Borrowers, the Head Charterer or the Manager; or

     (i)  Bankruptcy. any Security Party thereof commences any proceeding under any reorganization, arrangement or readjustment of debt, dissolution, winding up, adjustment, composition, bankruptcy or liquidation law or statute of any jurisdiction, whether now or hereafter in effect (a "Proceeding"), or there is commenced against any thereof any Proceeding and such Proceeding remains undismissed or unstayed for a period of thirty (30) days or any receiver, trustee, liquidator or sequestrator of, or for, any thereof or any substantial portion of the property of any thereof is appointed and is not discharged within a period of thirty (30) days or any thereof by any act indicates consent to or approval of or acquiescence in any Proceeding or the appointment of any receiver, trustee, liquidator or sequestrator of, or for, itself or of, or for, any substantial portion of its property; or

     (j)  Termination of Operations; Sale of Assets. except as expressly permitted under this Agreement, any Security Party ceases its operations or any Borrower or the Guarantor sells or otherwise disposes of all or substantially all of its assets (other than such a sale by one Security Party to another) or all or substantially all of the assets of any Borrower or the Guarantor are seized or otherwise appropriated; or

     (k)  Judgments. any judgment or order is made the effect whereof would be to render ineffective or invalid this Agreement, the Note or any of the Security Documents or any material provision thereof, or any Security Party asserts that any such agreement or provision thereof is invalid unless (i) such judgment or order is under appeal and (ii) enforcement of any such judgment is stayed pending appeal; or

     (l)  Inability to Pay Debts. any Security Party is unable to pay or admits its inability to pay its debts as they fall due or a moratorium shall be declared in respect of any material indebtedness of any Security Party; or

     (m)  Change in Financial Position. any change in the financial position of any Security Party which, in the reasonable opinion of the Majority Lenders, shall have a Material Adverse Effect; or

     (n)  Change in Control. a Change of Control shall occur with respect to the Guarantor; or

     (o)  Cross-Default. any Security Party defaults under any other material contract or agreement to which it is a party or by which it is bound (including, without limitation, any Time Charter) and such default is not cured within any applicable cure period.

Upon and during the continuance of any Event of Default, the Lenders' obligation to make any Advance available shall cease and the Facility Agent upon the instructions of the Majority Lenders shall, by notice to the Borrowers, declare the entire unpaid balance of the then outstanding Advances, accrued interest and any other sums payable by the Borrowers hereunder or under the Note due and payable, whereupon the same shall forthwith be due and payable without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived; provided that upon the happening of an event specified in subsections (i) or (l) of this Section 8.1 with respect to any Security Party, the outstanding Advances, accrued interest and other sums payable by the Borrowers hereunder or under the Note shall be immediately due and payable without declaration or other notice to the Borrowers. In such event, the Lenders may proceed to protect and enforce their rights by action at law, suit in equity or in admiralty or other appropriate proceeding, whether for specific performance of any covenant contained in this Agreement, in the Note or in any Security Document, or in aid of the exercise of any power granted herein or therein, or the Lenders may proceed to enforce the payment of the Note or to enforce any other legal or equitable right of the Lenders, or proceed to take any action authorized or permitted under the terms of any Security Document or by applicable law for the collection of all sums due, or so declared due, on the Note. Without limiting the foregoing, each of the Borrowers agrees that during the continuance of any Event of Default each of the Lenders shall have the right to appropriate and hold or apply (directly, by way of set-off or otherwise) to the payment of the obligations of the Borrower to the Lenders hereunder and/or under the Note (whether or not then due) all moneys and other amounts of the Borrowers then or thereafter in possession of any Lender, the balance of any deposit account (demand or time, mature or unmatured) of the Borrowers then or thereafter with any Lender and every other claim of the Borrowers then or thereafter against any of the Lenders.

8.2   Indemnification. Each of the Borrowers agrees to, and shall, indemnify and hold the Agents and the Lenders harmless against any loss, as well as against any reasonable costs or expenses (including reasonable legal fees and expenses), which any of the Agents or the Lenders sustains or incurs as a consequence of any default in payment of the principal amount of the Facility, interest accrued thereon or any other amount payable hereunder, under the Note or under any Security Documents including, but not limited to, all actual losses incurred in liquidating or re-employing fixed deposits made by third parties or funds acquired to effect or maintain the Facility or any portion thereof. Any Lenders' certification of such costs and expenses shall, absent any manifest error, be conclusive and binding on the Borrowers.

8.3   Application of Moneys. Except as otherwise provided in any Security Document, all moneys received by the Agents or the Lenders under or pursuant to this Agreement, the Note or any of the Security Documents after the happening of any Event of Default (unless cured to the satisfaction of the Majority Lenders) shall be applied by the Facility Agent in the following manner:

     (a)  first, in or towards the payment or reimbursement of any expenses or liabilities incurred by the Agents, or the Lenders in connection with the ascertainment, protection or enforcement of their rights and remedies hereunder, under the Note and under any of the Security Documents,

     (b)  secondly, in or towards payment of any interest owing in respect of the Facility,

     (c)  thirdly, in or towards repayment of principal of the Facility,

     (d)  fourthly, in or towards payment of all other sums which may be owing to the Agents, or any of them, or the Lenders under this Agreement, under the Note, under the Mandate Letter or under any of the Security Documents,

     (e)  fifthly, the surplus (if any) shall be paid to the Borrowers or to whosoever else may be entitled thereto.

9.   COVENANTS

9.1   Affirmative Covenants. Each of the Borrowers hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal, interest or other moneys are owing in respect of this Agreement, under the Note or under any of the Security Documents, each of the Borrowers will, and will procure that the Guarantor, to the extent applicable, will:

     (a)  Performance of Agreements. duly perform and observe, and procure the observance and performance by all other parties thereto (other than the Agents and the Lenders) of, the terms of this Agreement, the Note and the Security Documents and cause the Vessels to be constructed in accordance with the terms of the Building Contracts;

     (b)  Notice of Default, etc. promptly upon obtaining knowledge thereof, inform the Facility Agent of the occurrence of (a) any Event of Default or of any event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, (b) any litigation or governmental proceeding pending or threatened against it or against any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect, (c) the withdrawal of any Vessel's classification or rating by its Classification Society or the issuance by the Classification Society of any material recommendation or notation affecting class and (d) any other event or condition which is reasonably likely to have a Material Adverse Effect;

     (c)  Obtain Consents. without prejudice to Section 2.1 and this Section 9.1, obtain every consent and do all other acts and things which may from time to time be necessary or advisable for the continued due performance of all its and the other Security Parties' respective obligations under this Agreement, under the Note and under the Security Documents;

     (d)  Financial Information. deliver to the Facility Agent:

          (i)  as soon as available but not later than one hundred twenty (120) days after the end of each fiscal year of the Guarantor, complete copies (certified to be true and complete by the chief financial officer of the Guarantor) of the consolidated annual audited financial statements of the Guarantor, as certified by an Acceptable Accounting Firm, and unconsolidated and unaudited financial statements of each of the Borrowers together with a Compliance Certificate, all in reasonable detail, which shall include at least the consolidated balance sheet of the Guarantor and the Borrowers as of the end of such year and the related consolidated statements of income and sources and uses of funds for such year;

          (ii)  as soon as available but not later than forty-five (45) days after the end of each of the first three quarters of each fiscal year of the Guarantor, quarterly interim consolidated balance sheets of the Guarantor and each of the Borrowers and the related profit and loss statements and sources and uses of funds which are, in the case of the Guarantors to be consolidated together with a Compliance Certificate, all in reasonable detail, unaudited, but certified to be fairly presented by the chief financial officer of the Guarantor;

          (iii)  promptly upon the mailing thereof to the shareholders of the Guarantor, copies of all financial statements, reports, proxy statements and other communications provided to the Guarantor's shareholders;

          (iv)  within ten (10) days of the filing thereof, copies of all registration statements and reports on Forms 20-F and 6-K (or their equivalents) and other material filings which the Guarantor shall have filed with the United States Securities and Exchange Commission or any similar governmental authority;

          (v)  such other statements (including, without limitation, annual projections), reports and other financial information with respect to its business as the Facility Agent (or any Lender through the Facility Agent) may from time to time reasonably request;

     (e)  Corporate Existence. do or cause to be done, and procure that each Security Party shall do or cause to be done, all things necessary to preserve and keep in full force and effect its corporate or limited liability company, as the case may be, existence and all licenses, franchises, permits and assets necessary to the conduct of its business;

     (f)  Maintenance of Assets. maintain and keep all properties used or useful in the conduct of its respective business in good condition, repair and working order (ordinary wear and tear excepted) and supplied with all necessary equipment and will make, or cause to be made, all necessary repairs, renewals and replacements thereof so that the business carried on in connection therewith and every material portion thereof may be properly conducted at all times except where the failure to do so would not be reasonably likely to result in a Material Adverse Change;

     (g)  Books and Records. at all times keep, and cause the Guarantor to keep, proper books of record and account into which full and correct entries shall be made in accordance with GAAP;

     (h)  Taxes and Assessments. pay and discharge, and cause each other Security Party to pay and discharge, all material taxes, assessments and governmental charges or levies imposed upon it or upon its income or property prior to the date upon which penalties attach thereto; provided, however, that it shall not be required to pay and discharge, or cause to be paid and discharged, any such tax, assessment, charge or levy so long as the legality thereof shall be contested in good faith and by appropriate proceedings or other acts and it shall set aside on its books adequate reserves with respect thereto;

     (i)  Inspection. allow, and cause the Guarantor and the Head Charterer to allow, any representative or representatives designated by the Facility Agent or the Security Agent, subject to applicable laws and regulations, to visit and inspect any of its properties (including, without limitation, the Vessels; provided, however, that any such inspection of the Vessels shall be without undue interference with the operation of the Vessels and the first inspection of each Vessel in any calendar year shall be at the Borrowers' cost), and, on request, to examine its books of account, records, reports and other papers (including all class records and all inspection or survey reports on the Vessels) and to discuss its affairs, finances and accounts with its officers, all at such reasonable times and as often as the Facility Agent reasonably requests;

     (j)  Compliance with Statutes, Agreements, etc. do or cause to be done, and cause each other Security Party to do and cause to be done, all things necessary to comply with all material contracts or agreements to which it, or any other Security Party is a party, and all material laws, and the rules and regulations thereunder, applicable to any Security Party, including, without limitation, those laws, rules and regulations relating to employee benefit plans and environmental matters;

     (k)  Environmental Matters. promptly upon the occurrence of any of the following conditions, provide to the Facility Agent a statement of an officer thereof having actual knowledge of any such condition, specifying in detail the nature of such condition and its proposed response or the response of its Environmental Affiliates: (a) its receipt or the receipt by any other Security Party or any Environmental Affiliates of such Borrower or any other Security Party of any written communication whatsoever that alleges that such person is not in compliance with any applicable Environmental Law or Environmental Approval, if such noncompliance could reasonably be expected to have a Material Adverse Effect, (b) knowledge by it, or by any other Security Party or any Environmental Affiliates of such Borrower or any other Security Party that there exists any Environmental Claim pending or threatened against any such person, which could reasonably be expected to have a Material Adverse Effect, or (c) any release, emission, discharge or disposal of any material that could form the basis of any Environmental Claim against it, any other Security Party or against any Environmental Affiliates of such Borrower or any other Security Party, if such Environmental Claim could reasonably be expected to have a Material Adverse Effect. Upon the written request by the Facility Agent, it will submit to the Facility Agent at reasonable intervals, a report providing an update of the status of any issue or claim identified in any notice or certificate required pursuant to this subsection;

     (l)  Brokerage Commissions, etc. indemnify and hold each of the Agents and the Lenders harmless from any claim for any brokerage commission, fee, or compensation from any broker or third party resulting from the transactions contemplated hereby;

     (m)  Insurance. maintain, and cause each other Security Party to maintain, with financially sound and reputable insurance companies insurance on all their respective properties and against all such risks and in at least such amounts as are usually insured against by companies of established reputation engaged in the same or similar business from time to time (including, without limitation, mortgagee's interest insurance additional perils (pollution) to be taken out by such mortgagee with costs to be born by the Borrowers);

     (n)  ISM Code Matters.

          (i)  procure that the relevant Operator will comply with and ensure that each Vessel will comply with the requirements of the ISM Code in accordance with the implementation schedule thereof, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the duration of this Agreement;

          (ii)  procure that any Operator will immediately inform the Facility Agent if there is any threatened or actual withdrawal of its DOC or the SMC in respect of any Vessel; and

          (iii)  procure that the relevant Operator will promptly inform the Facility Agent upon the issue to the relevant Borrower or Operator of a DOC and to any Vessel of an SMC;

     (o)  Vessel Classification. do or cause to be done all things necessary to ensure that each of the Vessels is classed in the highest classification and rating for vessels of the same age and type with the respective Classification Society as set forth in Schedule 2 without any material outstanding recommendations; and

     (p)  Charterer and Charter Guarantor Information. deliver to the Lenders all financial information of the Charterer or the Charter Guarantor available to any Security Party as the Facility Agent may from time to time reasonably request.

9.2   Negative Covenants. Each of the Borrowers hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal, interest or other moneys are owing in respect of this Agreement, under the Note or under any of the Security Documents, each of the Borrowers will not, without the prior written consent of the Majority Lenders (or all of the Lenders if required by Section 15.8):

     (a)  Liens. create, assume or permit to exist, any mortgage, pledge, lien, charge, encumbrance or any security interest whatsoever upon any Collateral or other property except:

          (i)    liens disclosed in Schedule 3;

          (ii)   liens for taxes not yet payable for which adequate reserves have been maintained;

          (iii)  the Mortgages, the Assignments and other liens in favor of the Security Agent;

          (iv)   liens, charges and encumbrances against their respective Vessels permitted to exist under the terms of the Mortgages; and

          (v)    other liens, charges and encumbrances incidental to the conduct of the business of each such party, the ownership of any such party's property and assets and which do not in the aggregate materially detract from the value of each such party's property or assets or materially impair the use thereof in the operation of its business;

     (b)  Change in Business. and will procure that no Security Party will materially change the nature of its business;

     (c)  Sale or Pledge of Shares. sell, assign, transfer, pledge or otherwise convey or dispose of any of the shares (including by way of spin-off, installment sale or otherwise) of the capital stock, or limited liability company interests, as the case may be, of any Borrower other than as may be allowed in accordance with the Pledge Agreement;

     (d)  Sale of Assets. sell, or otherwise dispose of, any Vessel (unless otherwise in accordance with this Agreement) or, with respect to the Guarantor, will procure that the Guarantor shall not sell or otherwise dispose of all or substantially all of its assets other than such sales to another Security Party;

     (e)  Changes in Offices or Names. and will procure that no Security Party shall change the location of the chief executive office of any Security Party, the office of the chief place of business of any such parties, the office of the Security Parties in which the records relating to the earnings or insurances of the Vessels are kept unless the Lenders shall have received thirty (30) days prior written notice of such change;

     (f)  Consolidation and Merger. and will procure that no Security Party will consolidate with, or merge into, any corporation or other entity, or merge any corporation or other entity into it; provided, however that any Security Party shall be permitted to merge into or consolidate with any other Security Party and the Guarantor shall be permitted to consolidate with any other entity so long as the Guarantor is the surviving entity, in each case so long as no Event of Default would result therefrom and each such party's respective obligations hereunder or under any Security Document are not otherwise affected;

     (g)  Change of Flag or Classification Society. change the flag, class or Classification Society of any Vessel;

     (h)  Capital Expenditures. make any investment or material capital expenditures, excluding expenditures for dry-docking and repairs for the Vessels;

     (i)  Change of Vessel Management. change the Operator or otherwise change the technical or commercial management of any Vessel;

     (j)  Use of Corporate Funds. permit any Borrower to pay out any funds to any company or person except (i) in the ordinary course of business in connection with the management of the business of such Borrower, including the operation and/or repair of the Vessels and other vessels owned or operated by such parties and (ii) the servicing of the Indebtedness permitted hereunder (but excluding, any prepayments of any Indebtedness other than the Facility);

     (k)  Issuance of Shares. permit any Security Party (other than the Guarantor) to issue or dispose of any shares of its own capital stock or limited liability company interests, as the case may be, to any Person;

     (l)  Transactions with Affiliates. enter into any transactions with any Affiliate unless on an arm's length basis;

     (m)  Indebtedness. incur any Indebtedness excluding Indebtedness hereunder to the Agents or the Lenders and any Indebtedness existing (or for which a written commitment has been made on or before the date hereof) on the date hereof;

     (n)  No Money Laundering. in connection with this Agreement or any of the Security Documents, contravene or permit any Security Party to contravene any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities);

     (o)  Material Contract. amend or permit the amendment of any material provision of the Head Charters, Building Contracts, Refund Guarantees or the Management Contracts; or

     (p)  Domicile. change the domicile or jurisdiction of organization of any Security Party;

provided, however, that with respect to subsections 9.2(g), 9.2(i) and 9.2(p), the consent of the Lenders shall not be unreasonably withheld.

9.3   Financial Covenant. Each of the Borrowers hereby covenants and undertakes with the Lenders that, from the date hereof and so long as any principal, interest or other moneys are owing in respect of this Agreement, under the Note or under any of the Security Documents, the Borrowers will procure that the Guarantor will maintain at all times on a consolidated basis Cash and Cash Equivalents and Marketable Securities in amount not less than the greater of (i) Seventy-Five Million Dollars ($75,000,000) and (ii) 7.5% of the Guarantor's Total Debt.

9.4   Asset Maintenance. If at any time during the term of this Agreement (i) the Charter Guarantor's Rating is below BBB- for S&Por Baa3 for Moody's, or (ii) the Guarantor's Rating is below BB- for S&Por Ba3 for Moody's, or (iii) no Rating is available for the Guarantor, each of the Borrowers shall ensure that the Fair Market Value of its Vessel is more than one hundred thirty percent (130%) (the "Required Percentage") of the outstanding principal amount of the Tranche attributable to such Vessel. If at any time an event described in the first sentence of this Section 9.4 shall occur and the Fair Market Value of any Vessel is less than the Required Percentage of the relevant Tranche, the Borrowers shall within a period of thirty (30) days following receipt by the Borrowers of written notice from the Facility Agent notifying the Borrowers of such shortfall and specifying the amount thereof (which amount shall, in the absence of manifest error, be deemed to be conclusive and binding on the Borrowers), either (x) deliver to the Security Agent, upon the Facility Agent's request, such additional collateral as may be satisfactory to the Lenders in their sole discretion of sufficient value to restore compliance with the Required Percentage or (y) the Borrowers shall prepay such amount of the Facility (together with interest thereon and any other monies payable in respect of such prepayment pursuant to Section 5.4) as shall result in the Fair Market Value of the Vessels then mortgaged to the Security Agent being not less than the Required Percentage. The Borrowers jointly and severally agree to reimburse the Agent for the costs of any appraisals obtained thereby in order to determine the Fair Market Value of the Vessels for purposes of this Section 9.4; provided, however, that the Borrowers shall not be required to reimburse the Agent for more than two such appraisals per annum if no Event of Default has occurred.

9.5   Charter Cancellation. In the event of a cancellation or termination of a Time Charter for any reason whatsoever, the relevant Borrower and the Guarantor shall have the option to pursue one of the following courses of action: within thirty (30) days of such cancellation/termination, (i) granting the Security Agent, on behalf of the Lenders, a security interest in a replacement charter with a party of the same creditworthiness as the Charter Guarantor as evidenced by the Rating thereof, and with similar terms and conditions as the cancelled/terminated Time Charter and otherwise in form and substance acceptable to the Majority Lenders in their reasonable discretion, (ii) prepaying the Tranche attributable to the relevant Vessel, in which case the Lenders shall release the relevant Security Documents with respect to the relevant Vessel, failing satisfaction of either (i) or (ii) above, such Tranche shall be covered by the Guaranty (as provided therein) and the Borrowers shall ensure that the Fair Market Value of the relevant Vessel is at least equal to the Required Percentage of its respective Tranche or otherwise comply with the provisions of Section 9.4(x) or 9.4(y).

10.   ASSIGNMENT. This Agreement shall be binding upon, and inure to the benefit of, the Borrowers, the Lenders, the Agents and their respective successors and assigns, except that no Borrower may assign any of its rights or obligations hereunder. Each Lender having a Commitment aggregating at least $10,000,000 (unless otherwise agreed by the Borrowers, the Guarantor and the Facility Agent) shall be entitled to assign its rights and obligations under this Agreement or grant participation(s) in the Facility to any subsidiary, holding company or other affiliate of such Lender, to any subsidiary or other affiliate company of any thereof or to any other bank or financial institution (in a minimum amount of not less than $5,000,000), and such Lender shall forthwith give notice of any such assignment or participation to the Borrower and pay the Facility Agent an assignment fee of $1,500 for each such assignment or participation; provided, however, that any such assignment must be made pursuant to an Assignment and Assumption Agreement. Each of the Borrowers will take all reasonable actions requested by the Agents or any Lender to effect such assignment, including, without limitation, the execution of a written consent to any Assignment and Assumption Agreement.

11.   ILLEGALITY, INCREASED COST, NON-AVAILABILITY, ETC.

11.1   Illegality. In the event that by reason of any change in any applicable law, regulation or regulatory requirement or in the interpretation thereof, a Lender has a reasonable basis to conclude that it has become unlawful for any Lender to maintain or give effect to its obligations as contemplated by this Agreement, such Lender shall inform the Facility Agent and the Borrowers to that effect, whereafter the liability of such Lender to make its Commitment available shall forthwith cease and the Borrowers shall be required either to repay immediately to such Lender that portion of the Facility advanced by such Lender or, if such Lender so agrees, to repay such portion of the Facility to such Lender on the last day of any then current Interest Period in accordance with and subject to the provisions of Section 11.5. In any such event, but without prejudice to the aforesaid obligations of the Borrowers to repay such portion of the Facility, the Borrowers and the relevant Lender shall negotiate in good faith with a view to agreeing on terms for making such portion of the Facility available from another jurisdiction or otherwise restructuring such portion of the Facility on a basis which is not unlawful.

11.2   Increased Costs. If any change in applicable law, regulation or regulatory requirement, or in the interpretation or application thereof by any governmental or other authority, shall:

     (a)  subject any Lender to any Taxes with respect to its income from the Facility, or any part thereof, or

     (b)  change the basis of taxation to any Lender of payments of principal or interest or any other payment due or to become due pursuant to this Agreement (other than a change in the basis effected by the jurisdiction of organization of such Lender, the jurisdiction of the principal place of business of such Lender, the United States of America, the State or City of New York or any governmental subdivision or other taxing authority having jurisdiction over such Lender (unless such jurisdiction is asserted by reason of the activities of any Security Party) or such other jurisdiction where the Facility may be payable), or

     (c)  impose, modify or deem applicable any reserve requirements or require the making of any special deposits against or in respect of any assets or liabilities of, deposits with or for the account of, or loans by, a Lender, or

     (d)  impose on any Lender any other condition affecting the Facility or any part thereof, and the result of the foregoing is either to increase the cost to such Lender of making available or maintaining its Commitment or any part thereof or to reduce the amount of any payment received by such Lender, then and in any such case if such increase or reduction in the opinion of such Lender materially affects the interests of such Lender under or in connection with this Agreement, or

     (e)  the Lender shall notify the Facility Agent and the Borrowers of the happening of such event, or

     (f)  each of the Borrowers agrees forthwith upon demand to pay to such Lender such amount as such Lender certifies to be necessary to compensate such Lender for such additional cost or such reduction; PROVIDED, however, that the foregoing provisions shall not be applicable in the event that increased costs to the Lender result solely from the exercise by the Lender of its right to assign its rights or obligations under Section 10.

11.3   Replacement of Lender or Participant. If the obligation of any Lender to make its pro rata share of any Advance has been suspended or terminated pursuant to Section 11.1, or if any Lender shall notify the Borrower of the happening of any event leading to increased costs as described in Section 11.2, the Borrower shall have the right, upon twenty (20) Banking Days' prior written notice to such Lender, to cause one or more banks (a "Replacement Lender(s)") (which may be one or more of the Lenders), each such Replacement Lender to be satisfactory to the Majority Lenders (determined for this purpose as if such transferor Lender had no Commitment and held no interest in the Note issued to it hereunder) and, in each case, with the written acknowledgment of the Facility Agent, to purchase such Lender's pro rata share of the Advances and assume the Commitment of such Lender pursuant to an Assignment and Assumption Agreement. If one or more such banks are identified by the Borrower and approved as being reasonably satisfactory to the Majority Lenders (determined as provided above), the transferor Lender shall consent to such sale and assumption by executing and delivering an Assignment and Assumption Agreement. Upon execution and delivery of an Assignment and Assumption Agreement by the Borrower, the transferor Lender, the Replacement Lender and the Facility Agent, and payment by the Replacement Lender to the transferor Lender of an amount equal to the purchase price agreed between such transferor Lender and such Replacement Lender, such Replacement Lender shall become a Lender party to this Agreement (if it is not already a party hereto as applicable) and shall have all the rights and obligations of a Lender with a Commitment (which, if such Replacement Lender is already a party hereto, shall take into account such Replacement Lender's then existing Commitment hereunder) as set forth in such Assignment and Assumption Agreement and the transferor Lender shall be released from its obligations hereunder and no further consent or action by any other Person shall be required. In the event no Replacement Lender is found or is satisfactory to the Majority Lenders, the Borrower shall have the right to request a permanent reduction of the Facility by reducing the whole of such Lender's commitment, provided that (a) the Facility Agent and the Lender's whose Commitment the Borrower seeks to reduce receive ten (10) Banking Days prior written notice of such request and (b) such reduction occurs on the last day of the applicable Interest Period(s) for Advances (or portions thereof) outstanding under this Agreement. Upon such reduction, the reduced Lender shall be released from its obligations hereunder and no further action by any Person shall be required and the new participation percentages (as designated in Schedule 1 hereto) shall be assigned to the remaining Lenders on a pro rata basis based on their respective Commitments. In the event that the Facility Agent, in its capacity as a Lender, is required to sell its pro rata share of the Advances and its Commitment hereunder pursuant to this Section 11.3, the Facility Agent shall, promptly upon the consummation of any assignment pursuant to this Section 11.3, resign as Facility Agent hereunder and the Borrowers shall (subject to the consent of the Majority Lenders) have the right to appoint another Agent as successor Facility Agent, all in accordance with Section 15.13.

11.4   Nonavailability of Funds. If the Facility Agent shall determine that, by reason of circumstances affecting the London Interbank Market generally, adequate and reasonable means do not or will not exist for ascertaining the Applicable Rate for the Facility for any Interest Period, the Facility Agent shall give notice of such determination to the Borrowers. The Borrowers, the Facility Agent and the Lenders shall then negotiate in good faith in order to agree upon a mutually satisfactory interest rate and/or Interest Period to be substituted for those which would otherwise have applied under this Agreement. If the Borrowers, the Facility Agent and the Lenders are unable to agree upon such a substituted interest rate and/or Interest Period within thirty (30) days of the giving of such determination notice, the Facility Agent shall set an interest rate and Interest Period to take effect from the expiration of the Interest Period in effect at the date of determination, which rate shall be equal to the Applicable Margin plus the cost to the Lenders (as certified by each Lender) of funding the Facility. In the event the state of affairs referred to in this Section 11.3 shall extend beyond the end of the Interest Period, the foregoing procedure shall continue to apply until circumstances are such that the Applicable Rate may be determined pursuant to Section 6.

11.5   Lender's Certificate Conclusive. A certificate or determination notice of any Lender as to any of the matters referred to in this Section 11 shall, absent manifest error, be conclusive and binding on the Borrowers.

11.6   Compensation for Losses. Where the Facility or any portion thereof is to be repaid by the Borrowers pursuant to this Section 11, the Borrowers agree simultaneously with such repayment to pay to the relevant Lender all accrued interest to the date of actual payment on the amount repaid and all other sums then payable by the Borrowers to the relevant Lender pursuant to this Agreement, together with such amounts as may be certified by the relevant Lender to be necessary to compensate such Lender for any actual loss, premium or penalties incurred or to be incurred thereby on account of funds borrowed to make, fund or maintain its Commitment or such portion thereof for the remainder (if any) of the then current Interest Period or Interest Periods, if any, but otherwise without penalty or premium.

12.   CURRENCY INDEMNITY

12.1   Currency Conversion. If for the purpose of obtaining or enforcing a judgment in any court in any country it becomes necessary to convert into any other currency (the "judgment currency") an amount due in Dollars under this Agreement, the Note or any of the Security Documents then the conversion shall be made, in the discretion of the Facility Agent, at the rate of exchange prevailing either on the date of default or on the day before the day on which the judgment is given or the order for enforcement is made, as the case may be (the "conversion date"), provided that the Facility Agent shall not be entitled to recover under this section any amount in the judgment currency which exceeds at the conversion date the amount in Dollars due under this Agreement, the Note, and/or any of the Security Documents.

12.2   Change in Exchange Rate. If there is a change in the rate of exchange prevailing between the conversion date and the date of actual payment of the amount due, the Borrowers shall pay such additional amounts (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of payment will produce the amount then due under this Agreement, the Note and/or any of the Security Documents in Dollars; any excess over the amount due received or collected by the Lenders shall be remitted to the Borrowers.

12.3   Additional Debt Due. Any amount due from the Borrowers under this Section 12 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement, the Note and/or any of the Security Documents.

12.4   Rate of Exchange. The term "rate of exchange" in this Section 12 means the rate at which the Facility Agent in accordance with its normal practices is able on the relevant date to purchase Dollars with the judgment currency and includes any premium and costs of exchange payable in connection with such purchase.

13.   FEES AND EXPENSES

13.1   Fees. The Borrower shall pay to the Facility Agent on behalf of the Lenders quarterly in arrears from the date hereof until the earlier of the last Drawdown Date hereunder and March 31, 2004 a commitment fee on the average undrawn portion of the Facility equal to four-tenths percent (.40%) per annum. The Borrower shall also pay to the Agents such fees as the parties have agreed pursuant to the Fee Letter.

13.2   Expenses. Each of the Borrowers agrees, whether or not the transactions hereby contemplated are consummated, on demand to pay, or reimburse the Agents for their payment of, the reasonable expenses of the Agents and (after the occurrence and during the continuance of an Event of Default) the Lenders incident to said transactions (and in connection with any supplements, amendments, waivers or consents requested by or for the benefit of the Borrowers and relating thereto or incurred in connection with the enforcement or defense of any of the Agent's and the Lenders' rights or remedies with respect thereto or in the preservation of the Agent's and the Lenders' priorities under the documentation executed and delivered in connection therewith) including, without limitation, all reasonable costs and expenses of preparation, negotiation, execution and administration of this Agreement and the documents referred to herein, the reasonable fees and disbursements of the Agent's counsel in connection therewith, as well as the reasonable fees and expenses of any independent appraisers, surveyors, engineers, inspectors and other consultants retained by the Agents in connection with this Agreement and the transactions contemplated hereby and under the Security Documents, all costs and expenses, if any, in connection with the enforcement of this Agreement, the Note and the Security Documents and stamp and other similar taxes, if any, incident to the execution and delivery of the documents (including, without limitation, the Note) herein contemplated and to hold the Agents and the Lenders free and harmless in connection with any liability arising from the nonpayment of any such stamp or other similar taxes. Such taxes and, if any, interest and penalties related thereto as may become payable after the date hereof shall be paid immediately by the Borrowers to the Agents or the Lenders, as the case may be, when liability therefore is no longer contested by such party or parties or reimbursed immediately by the Borrowers to such party or parties after payment thereof (if the Agents or the Lenders, at their sole discretion, chooses to make such payment).

14.   APPLICABLE LAW, JURISDICTION AND WAIVER

14.1   Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

14.2   Jurisdiction. Each of the Borrowers hereby irrevocably submits to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against it by any of the Lenders or the Agents under this Agreement or under any document delivered hereunder and hereby irrevocably agrees that valid service of summons or other legal process on it may be effected by serving a copy of the summons and other legal process in any such action or proceeding on the Borrowers by mailing or delivering the same by hand to the Borrowers at the address indicated for notices in Section 16.1. The service, as herein provided, of such summons or other legal process in any such action or proceeding shall be deemed personal service and accepted by the Borrowers as such, and shall be legal and binding upon the Borrowers for all the purposes of any such action or proceeding. Final judgment (a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness of the Borrowers to the Lenders or the Agent) against the Borrowers in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment. The Borrowers will advise the Facility Agent promptly of any change of address for the purpose of service of process. Notwithstanding anything herein to the contrary, the Lenders may bring any legal action or proceeding in any other appropriate jurisdiction.

14.3   WAIVER OF JURY TRIAL. IT IS MUTUALLY AGREED BY AND AMONG THE BORROWERS, THE GUARANTOR, THE AGENT AND THE LENDERS THAT EACH OF THEM HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO AGAINST ANY OTHER PARTY HERETO ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE NOTE OR THE SECURITY DOCUMENTS.

15.   THE AGENTS

15.1   Appointment of Agents. Each of the Lenders irrevocably appoints and authorizes the Agents severally each to take such action as agent on its behalf and to exercise such powers under this Agreement, the Note and the Security Documents as are delegated to such Agent by the terms hereof and thereof. No Agent nor any of their respective directors, officers, employees or agents shall be liable for any action taken or omitted to be taken by it or them under this Agreement, the Note or the Security Documents or in connection therewith, except for its or their own gross negligence or willful misconduct.

15.2   Security Agent as Trustee. Each of the Lenders irrevocably appoints the Security Agent as trustee on its behalf with regard to (i) the security, powers, rights, titles, benefits and interests (both present and future) constituted by and conferred on the Lenders or any of them or for the benefit thereof under or pursuant to this Agreement, the Note or any of the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Lender in the Agreement, the Note or any Security Document), (ii) all moneys, property and other assets paid or transferred to or vested in any Lender or any agent of any Lender or received or recovered by any Lender or any agent of any Lender pursuant to, or in connection with, this Agreement, the Note or the Security Documents whether from any Security Party or any other person and (iii) all money, investments, property and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Lender or any agent of any Lender in respect of the same (or any part thereof). The Security Agent hereby accepts such appointment.

15.3   Distribution of Payments. Whenever any payment is received by the Facility Agent from the Borrowers or any other Security Party for the account of the Lenders, or any of them, whether of principal or interest on the Note, commissions, fees under Section 13 or otherwise, it will thereafter cause to be distributed on the same day if received before 3 p.m. New York time, or on the next day if received thereafter, like funds relating to such payment ratably to the Lenders according to their respective Commitments, in each case to be applied according to the terms of this Agreement.

15.4   Holder of Interest in Note. The Agents may treat each Lender as the holder of all of the interest of such Lender in the Note.

15.5   No Duty to Examine, Etc. The Agents shall not be under a duty to examine or pass upon the validity, effectiveness or genuineness of any of this Agreement, the Note, the Security Documents or any instrument, document or communication furnished pursuant to this Agreement or in connection therewith or in connection with the Note or any Security Document, and the Agents shall be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

15.6   Agents as Lenders. With respect to that portion of the Facility made available by it, each Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not an Agent, and the term "Lender" or "Lenders" shall include each Agent in its capacity as a Lender. Each Agent and its affiliates may accept deposits from, lend money to and generally engage in any kind of business with, the Borrower and the other Security Parties as if it were not an Agent.

15.7   Acts of the Agents. Each Agent shall have duties and reasonable discretion, and shall act as follows:

     (a)  Obligations of the Agents. The obligations of each Agent under this Agreement, under the Note and under the Security Documents are only those expressly set forth herein and therein.

     (b)  No Duty to Investigate. No Agent shall at any time be under any duty to investigate whether an Event of Default, or an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred or to investigate the performance of this Agreement, the Note or any Security Document by any Security Party.

     (c)  Discretion of the Agents. Each Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it by, and with respect to taking or refraining from taking any action or actions which it may be able to take under or in respect of, this Agreement, the Note and the Security Documents, unless the Facility Agent shall have been instructed by the Majority Lenders to exercise such rights or to take or refrain from taking such action; provided, however, that no Agent shall be required to take any action which exposes such Agent to personal liability or which is contrary to this Agreement or applicable law.

     (d)  Instructions of Majority Lenders. Each Agent shall in all cases be fully protected in acting or refraining from acting under this Agreement, under the Note, or under any Security Document in accordance with the instructions of the Majority Lenders, and any action taken or failure to act pursuant to such instructions shall be binding on all of the Lenders.

15.8   Certain Amendments. Neither this Agreement nor the Note nor any of the Security Documents nor any terms hereof or thereof may be amended unless such amendment is approved by the Borrower and the Majority Lenders, provided that no such amendment shall, without the written consent of each Lender affected thereby, (i) reduce the interest rate or extend the time of a scheduled payment of principal or interest or fees on the Facility, or reduce the principal amount of the Facility or any fees hereunder, (ii) increase or decrease the Commitment of any Lender or subject any Lender to any additional obligation (it being understood that a waiver of any Event of Default or any mandatory repayment of Facility shall not constitute a change in the terms of any Commitment of any Lender), (iii) amend, modify or waive any provision of this Section 15.8, (iv) amend the definition of Majority Lenders or any other definition referred to in this Section 15.8, (v) consent to the assignment or transfer by a Borrower of any of its rights and obligations under this Agreement, (vi) release any Security Party from any of its obligations under any Security Document except as expressly provided herein or in such Security Document or (vii) amend any provision relating to the maintenance of collateral under Section 9.4. All amendments approved by the Majority Lenders under this Section 15.8 must be in writing and signed by the Borrowers, each of the Lenders comprising the Majority Lenders and, if applicable, each Lender affected thereby and any such amendment shall be binding on all the Lenders.

15.9   Assumption re Event of Default. Except as otherwise provided in Section 15.15, the Facility Agent shall be entitled to assume that no Event of Default, or event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred and is continuing, unless the Facility Agent has been notified by any Security Party of such fact, or has been notified by a Lender that such Lender considers that an Event of Default or such an event (specifying in detail the nature thereof) has occurred and is continuing. In the event that the Facility Agent shall have been notified by any Security Party or any Lender in the manner set forth in the preceding sentence of any Event of Default or of an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default, the Facility Agent shall notify the Lenders and shall take action and assert such rights under this Agreement, under the Note and under Security Documents as the Majority Lenders shall request in writing.

15.10   Limitations of Liability. Neither any Agent nor any of the Lenders shall be under any liability or responsibility whatsoever:

     (a)  to any Security Party or any other person or entity as a consequence of any failure or delay in performance by, or any breach by, any other Lenders or any other person of any of its or their obligations under this Agreement or under any Security Document;

     (b)  to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, any Security Party of any of its respective obligations under this Agreement, under the Note or under the Security Documents; or

     (c)  to any Lender or Lenders for any statements, representations or warranties contained in this Agreement, in any Security Document or in any document or instrument delivered in connection with the transaction hereby contemplated; or for the validity, effectiveness, enforceability or sufficiency of this Agreement, the Note, any Security Document or any document or instrument delivered in connection with the transactions hereby contemplated.

15.11   Indemnification of the Agents. The Lenders agree to indemnify each Agent (to the extent not reimbursed by the Security Parties or any thereof), pro rata according to the respective amounts of their Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (including legal fees and expenses incurred in investigating claims and defending itself against such liabilities) which may be imposed on, incurred by or asserted against, such Agent in any way relating to or arising out of this Agreement, the Note or any Security Document, any action taken or omitted by such Agent thereunder or the preparation, administration, amendment or enforcement of, or waiver of any provision of, this Agreement, the Note or any Security Document, except that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent's gross negligence or willful misconduct.

15.12   Consultation with Counsel. Each of the Facility Agent and the Security Agent may consult with legal counsel reasonably selected by such Agent and shall not be liable for any action taken, permitted or omitted by it in good faith in accordance with the advice or opinion of such counsel.

15.13   Resignation. Any Agent may resign at any time by giving sixty (60) days' written notice thereof to the other Agents, the Lenders and the Borrowers. Upon any such resignation, the Lenders shall have the right to appoint a successor Agent. If no successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within sixty (60) days after the retiring Agent's giving notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent which shall be a bank or trust company of recognized standing. Any resignation by an Agent pursuant to this Section 15.13 shall be effective only upon the appointment of a successor Agent. After any retiring Agent's resignation as Agent hereunder, the provisions of this Section 15 shall continue in effect for its benefit with respect to any actions taken or omitted by it while acting as Agent.

15.14   Representations of Lenders. Each Lender represents and warrants to each other Lender and each Agent that:

     (a)  in making its decision to enter into this Agreement and to make its Commitment available hereunder, it has independently taken whatever steps it considers necessary to evaluate the financial condition and affairs of the Security Parties, that it has made an independent credit judgment and that it has not relied upon any statement, representation or warranty by any other Lender or any Agent; and

     (b)  so long as any portion of its Commitment remains outstanding, it will continue to make its own independent evaluation of the financial condition and affairs of the Security Parties.

15.15   Notification of Event of Default. The Facility Agent hereby undertakes to promptly notify the Lenders, and the Lenders hereby promptly undertake to notify the Facility Agent and the other Lenders, of the existence of any Event of Default which shall have occurred and be continuing of which the Facility Agent or Lender has actual knowledge.

16.   NOTICES AND DEMANDS

16.1   Notices. All notices, requests, demands and other communications to any party hereunder shall be in writing (including prepaid overnight courier, facsimile transmission or similar writing) and shall be given to the Borrowers at the address or telecopy number set forth below and to the Lenders and the Agents at their address and telecopy numbers set forth in Schedule 1 or at such other address or telecopy numbers as such party may hereafter specify for the purpose by notice to each other party hereto. Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and telephonic confirmation of receipt thereof is obtained or (ii) if given by mail, prepaid overnight courier or any other means, when received at the address specified in this Section or when delivery at such address is refused.

If to a Security Party:

c/o Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver, British Columbia Canada V6C 2K2 Telecopy No.: +604-681-3011 Attention: Director Finance

17.   MISCELLANEOUS

17.1   Time of Essence. Time is of the essence with respect to this Agreement but no failure or delay on the part of any Lender or any Agent to exercise any power or right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by any Lender or any Agent of any power or right hereunder preclude any other or further exercise thereof or the exercise of any other power or right. The remedies provided herein are cumulative and are not exclusive of any remedies provided by law.

17.2   Unenforceable, etc., Provisions - Effect. In case any one or more of the provisions contained in this Agreement, the Note or in any Security Document would, if given effect, be invalid, illegal or unenforceable in any respect under any law applicable in any relevant jurisdiction, said provision shall not be enforceable against the relevant Security Party, but the validity, legality and enforceability of the remaining provisions herein or therein contained shall not in any way be affected or impaired thereby.

17.3   References. References herein to Sections, Exhibits and Schedules are to be construed as references to sections of, exhibits to, and schedules to, this Agreement, unless the context otherwise requires.

17.4   Further Assurances. Each of the Borrowers agrees that if this Agreement or any Security Document shall, in the reasonable opinion of the Lenders, at any time be deemed by the Lenders for any reason insufficient in whole or in part to carry out the true intent and spirit hereof or thereof, it will execute or cause to be executed such other and further assurances and documents as in the opinion of the Lenders may be required in order to more effectively accomplish the purposes of this Agreement, the Note or any Security Document.

17.5   Prior Agreements, Merger. Any and all prior understandings and agreements heretofore entered into between the Security Parties on the one part, and the Agents or the Lenders, on the other part, whether written or oral, other than the Mandate Letter, are superseded by and merged into this Agreement and the other agreements (the forms of which are exhibited hereto) to be executed and delivered in connection herewith to which the Security Parties, the Agents and/or the Lenders are parties, which alone fully and completely express the agreements between the Security Parties, the Agents and the Lenders.

17.6   Amendments; Counterparts. Subject to Section 15.8, any provision of this Agreement, the Note or any Security Document may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Borrowers, the Agents and the Majority Lenders. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute one and the same instrument.

17.7   Indemnification. Each of the Borrowers and, by its execution and delivery of the Consent and Agreement set forth below, the Guarantor jointly and severally agree to indemnify each Lender and each Agent, their respective successors and assigns, and their respective officers, directors, employees, representatives and agents (each an "Indemnitee") from, and hold each of them harmless against, any and all losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for such Indemnitee in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may at any time (including, without limitation, at any time following the payment of the obligations of the Borrowers hereunder) be imposed on, asserted against or incurred by, any Indemnitee as a result of, or arising out of or in any way related to or by reason of, (a) any violation by any Security Party (or any charterer or other operator of any Vessel) of any applicable Environmental Law, (b) any Environmental Claim arising out of the management, use, control, ownership or operation of property or assets by any Security Party (or, after foreclosure, by any Lender or any Agent or any of their respective successors or assigns), (c) the breach of any representation, warranty or covenant set forth in Sections 2.1 (n) or 9.1(l), (d) the Facility (including the use of the proceeds of the Facility and any claim made for any brokerage commission, fee or compensation from any Person), or (e) the execution, delivery, performance or non-performance of this Agreement, the Note, any Security Document, or any of the documents referred to herein or contemplated hereby by any party other than an Indemnitee (whether or not the Indemnitee is a party thereto); provided, however, that nothing contained in this Section 17.7 shall require the Borrowers or the Guarantor to indemnify an Indemnitee for any loss, liability, claim, etc. that is found in a final decision by a court of competent jurisdiction to be solely attributable to the willful misconduct or gross negligence of such Indemnitee. If and to the extent that the obligations of the Borrowers and the Guarantor under this Section are unenforceable for any reason, each of the Borrowers and, by its execution and delivery of the Consent and Agreement set forth below, the Guarantor jointly and severally agree to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law. The obligations of the Borrowers and the Guarantor under this Section 17.7 shall survive the termination of this Agreement and the repayment to the Lenders of all amounts owing thereto under or in connection herewith.

17.8   Headings. In this Agreement, Section headings are inserted for convenience of reference only and shall not be taken into account in the interpretation of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS whereof the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives as of the day and year first above written.

CORK SPIRIT L.L.C.

By:___________________________________
Name: Roy E. Spires
Title: Attorney-in-Fact

DONEGAL SPIRIT L.L.C.

By:___________________________________
Name: Roy E. Spires
Title: Attorney-in-Fact

LIMERICK SPIRIT L.L.C.

By:___________________________________
Name: Roy E. Spires
Title: Attorney-in-Fact

SHANNON SPIRIT L.L.C.

By:___________________________________
Name: Roy E. Spires
Title: Attorney-in-Fact

GALWAY SPIRIT L.L.C.

By:___________________________________
Name: Roy E. Spires
Title: Attorney-in-Fact

DEN NORSKE BANK ASA,
as Arranger

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

DEUTSCHE BANK AG IN HAMBURG,
as Arranger and Security Agent

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

DVB BANK AG,
as Arranger

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

DVB NEDSHIPBANK AMERICA NV,
as Facility Agent

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

NORDEA BANK FINLAND PLC,
as Arranger

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

The Lenders:

DEN NORSKE BANK ASA

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

DEUTSCHE BANK AG IN HAMBURG

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

DVB BANK AG

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

NORDEA BANK FINLAND PLC

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

HSBC BANK PLC

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

ING BANK N.V.

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

LLOYDS TSB BANK PLC

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

SCOTIABANK EUROPE PLC

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

FORTIS INTERNATIONAL FINANCE (DUBLIN)

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND PLC

By:___________________________________
Name:
Title:

By:___________________________________
Name:
Title:

01029.0016 #354944v6

CONSENT AND AGREEMENT

The undersigned, referred to in the foregoing Agreement as the "Guarantor", hereby consents and agrees to said Agreement and to the documents contemplated thereby and to the provisions contained therein relating to conditions to be fulfilled and obligations to be performed by the undersigned pursuant to or in connection with said Agreement and agrees particularly to be bound by the representations, warranties and covenants relating to the undersigned contained in Sections 2 and 9 of said Agreement to the same extent as if the undersigned were a party to said Agreement.

TEEKAY SHIPPING CORPORATION By:_____________________________________ Name: Roy E. Spires Title: Attorney-in-Fact
01029.0016 #354944v6

Schedule 1

Lenders and Agents                                            Commitment

Den norske Bank ASA
N-0107 Oslo
Norway
Attn:  Credit Administration Shipping
Facsimile No.:  +47 22 48 28 94
Telephone No.:  +47 22 48 20 20                               $20,000,000

Deutsche Bank AG in Hamburg (Documentation Agent, Security Agent)
Corporate and Investment Bank Shipping
Brandstwiete 1
20457 Hamburg
Germany
Attn:  Joerg Zickermann
Facsimile No.: + 49-(0)-40-3701-4649
Telephone No.: + 49-(0)-40-3701-3281                          $17,000,000

DVB Bank AG
Ballindam 6
20095 Hamburg
Germany
Attn: Gisella Riemer & Maren Bermen
Facsimile No.: + 49-(0)-40-3080042
Telephone No.: + 49-(0)-40-3080040                            $22,500,000

Nordea Bank Finland plc
437 Madison Avenue
New York, New York 10022
Attn: Hans Christian Kjelsrud
Facsimile No.: (212) 421-4420
Telephone No.: (212) 318-9600                                 $22,500,000

DVB NedshipBank America N.V.
(Facility Agent)
Zeelandia Office Park
Kaya WFG Mensing 14
CuracaoNetherlands Antilles
Attn: Richard van Heel/Gershwin Maduro
Facsimile No.: +5-999-465-2366
Telephone No.: +5-999-432-7650

w/copy to:

DVB Bank AG
609 Fifth Avenue
New York, New York 10017-1021
Attn: John Hartigan, Shipping Division
Facsimile No.: +1-212-588-0424
Telephone No.: +-212-572-3041                                       $0.00

HSBC Bank plc
Level 24
8 Canada Square
London E14 5HQ
England
Attn:  Mr. Adam Byrne
Facsimile No.: +44-20 7991 4895
Telephone No.: +44-20 7991 2858                               $17,000,000

ING Bank N.V.
c/o 4th Floor
60 London Wall
London EC2M 5TQ
England
Attn:  Mr. Rory Hussey/Mr. Hugh Baker
Facsimile No.: +44-207-767-7244
Telephone No.: +44-207-767-5586                               $17,000,000

Lloyds TSB Bank plc
25 Gresham Street
London EC2V 7HN
England
Attn: Ms. Kirsten Kaarre Jensen
Facsimile No.: +44-207-922-1890
Telephone No.: +44-207-922-1881                               $17,000,000

Scotiabank Europe plc
Scotia House
33 Finsbury Square
London EC2A 1BB
England
Attn: Mr. Robyn Harrington
Facsimile No.: +44-207-454-9019
Telephone No.: +44-207-826-5784                               $17,000,000

Fortis International Finance (Dublin)
Shipping Finance
Styne House
Upper Hatchstreet
Dublin 2
Ireland
Attn:  Mr. Karel H. Wallien
Facsimile No.:  +353 1 4780629
Telephone No.:  +353 1 4786703                                $15,000,000

The Royal Bank of Scotland plc
Shipping Business Centre
5/10 Great Tower Street
London EC3P 3HX
England
Attn: Mr. Colin Manchester
Facsimile No.: +44-207-615-0119
Telephone No.: +44-207-615-4633                               $15,000,000
01029.0016 #354944

Schedule 2

Vessels

---------------------------- -------------------- ---------------------- ------------------ ------------------------- ---------------------
Borrower/                    Vessel Name             Hull Number/          Registry/Flag      Classification Society    Acquisition Price
Owner                                                Official Number                                                   (U.S. Dollars)
---------------------------- -------------------- ---------------------- ------------------ ------------------------- ---------------------
Cork Spirit L.L.C.           CORK SPIRIT             Hull No. 1431         Bahamas            Det Norske Veritas        $51,163,000
---------------------------- -------------------- ---------------------- ------------------ ------------------------- ---------------------
Donegal Spirit L.L.C.        DONEGAL SPIRIT          Hull No. 1432         Bahamas            Det Norske Veritas        $51,163,000
---------------------------- -------------------- ---------------------- ------------------ ------------------------- ---------------------
Limerick Spirit L.L.C.       LIMERICK SPIRIT         Hull No. 1433         Bahamas            Det Norske Veritas        $44,495,000
---------------------------- -------------------- ---------------------- ------------------ ------------------------- ---------------------
Shannon Spirit L.L.C.        SHANNON SPIRIT          Hull No. 1434         Bahamas            Det Norske Veritas        $44,495,000
---------------------------- -------------------- ---------------------- ------------------ ------------------------- ---------------------
Galway Spirit L.L.C.         GALWAY SPIRIT           Hull No. 1435         Bahamas            Det Norske Veritas        $51,163,000
---------------------------- -------------------- ---------------------- ------------------ ------------------------- ---------------------
01029.0016 #354944v6

Schedule 3

Disclosure

Liens:            None.

Indebtedness:            None.

Schedule 4

Approved Ship Brokers

1.     Clarkson PLC
2.     E.A. Gibson Shipbrokers Ltd.
3.     Braemar Shipbrokers Ltd.
4.     Fearnleys
5.     R.S. Platou